Exhibit 99.2

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2017 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 14, 2018.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission (“SEC”), all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, timing and cost of construction and expansion projects, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, copper, lead and zinc; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

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(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT REGARDING CERTAIN MEASURES OF PERFORMANCE

This MD&A presents certain measures, including “total cash costs: by-product”, “total cash costs: co-product”, “all-in sustaining costs”, “adjusted operating cash flow”’, “EBITDA”, “adjusted EBITDA” and “adjusted net debt”, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This MD&A also contains information as to estimated future all-in sustaining costs. The estimates of future all-in sustaining costs are not based on total production cash costs calculated in accordance with IFRS, which forms the basis of the Company’s cash costs: by-product. The estimates of future all-in sustaining costs are anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected IFRS total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Scientific and technical information contained in this MD&A relating to Mineral Reserves and Mineral Resources was reviewed and approved by Ivan Mullany, FAusIMM, Senior-Vice President, Technical Services for Goldcorp, and a “qualified person” as defined by Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Scientific and technical information in this MD&A relating to exploration results was reviewed and approved by Sally Goodman, PhD, P.Geo., Director, Generative Geology for Goldcorp, and a “qualified person” as defined by NI 43-101. All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s most recent annual information form and the current technical report for each of those properties, all available on SEDAR at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of Canadian securities laws , which differ from the requirements of United States securities laws and use terms that are not recognized by the SEC. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A containing descriptions of Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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(in United States dollars, tabular amounts in millions, except where noted)

FULL YEAR FINANCIAL AND OPERATIONAL HIGHLIGHTS

Net earnings were $658 million, or $0.76 per share, compared to net earnings of $162 million, or $0.19 per share, for 2016. Operating cash flows for 2017 were $1.2 billion compared to $0.8 billion for 2016. Adjusted operating cash flows(1) were $1.3 billion for 2017 compared to $1.2 billion for 2016.

Gold production of 2.6 million ounces at all-in sustaining costs(1) (“AISC”) of $824 per ounce, compared to 2.9 million ounces at AISC of $856 per ounce for 2016. Gold production in 2017 exceeded the midpoint of the Company’s gold production guidance of 2.5 million ounces, while AISC for 2017 of $824 per ounce was in line with the Company’s improved midpoint guidance of $825(2) per ounce, reflecting the progress the Company has made on its cost efficiency program.

Program to implement $250 million of sustainable annual efficiencies by the middle of 2018 is on track with nearly $200 million achieved in 2017 across the Company’s portfolio. More than 100% of the $250 million of efficiencies have been identified, with the program likely to be extended and the efficiency target increased, after the Company achieves its current target.

Solid reserve growth and project execution enhances confidence in the Company’s 20/20/20 growth plan. An increase in proven and probable gold reserves to 53.5 million ounces, plus strong project delivery of expansions at Peñasquito, Musselwhite and Porcupine underpin our plan for a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC by 2021, while delivering increasing cash flows over the next four years. The Company also launched ‘Beyond 20/20’, investing in its long-term portfolio, including the NuevaUnión and Norte Abierto projects, to continue to grow low-cost gold production from the Company’s growing gold mineral reserves.

(1)

The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Adjusted operating cash flows and AISC per ounce are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 45-54 of this MD&A.

(2)	Refer to footnote (4) on page 27 of this MD&A regarding the Company’s projection of AISC.

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(in United States dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Goldcorp is a leading gold producer focused on responsible mining practices, with production from a portfolio of long-life, high quality assets throughout the Americas that it believes position the Company to deliver long-term value.

The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic.

The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper. Goldcorp’s principal product is refined gold bullion sold primarily in the London spot market. In addition to gold, the Company also produces silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito mine, which is sold to third party smelters and refineries.

Goldcorp has an investment-grade credit rating, supported by a strong balance sheet, and remains 100% unhedged to gold sales, providing full exposure to gold prices.

STRATEGY

Goldcorp’s vision is to create sustainable value for its stakeholders by growing net asset value (“NAV”) per share to generate long-term shareholder value. With a portfolio of large, long-life, high quality assets that provide economies of scale, coupled with low AISC and underpinned by a strong balance sheet, Goldcorp has optimized its portfolio of assets and is reinvesting in a strong pipeline of organic opportunities to drive increasing margins and returns on investment.

In 2016, the Company outlined its 20/20/20 growth plan that is expected to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC by 2021. Goldcorp is also committed to being a responsible steward of the environment and building collaborative partnerships with communities, governments and all other stakeholders for mutual success.

The Company expects gold production to increase to approximately 3 million ounces by 2021. This is a result of the ramp-up to nameplate capacity at Cerro Negro and Éléonore, increased grades at Peñasquito following an intensive stripping campaign, the execution of the Pyrite Leach project at Peñasquito and the Materials Handling project at Musselwhite, and initial production from the Borden and Coffee projects. This growth profile excludes production potential from the HG Young project at the Red Lake camp, the Century project at the Porcupine camp, the NuevaUnión and Norte Abierto projects in Chile and brownfield growth.

The Company expects AISC to decrease by 20% to approximately $700(1) per ounce by 2021, driven by a company-wide program launched in 2016 to drive down costs and deliver productivity improvements which is expected to result in $250 million in annual sustainable efficiencies. Costs are also expected to decrease as a result of increased metal production, lower sustaining capital expenditures and continued portfolio optimization.

The Company expects gold mineral reserves to increase by 20% to 60 million ounces by 2021 from the conversion of existing gold mineral resources at the Century project, Coffee, Cerro Negro, Pueblo Viejo, Norte Abierto and other targets at the Company’s extensive and diversified portfolio of mining camps in the Americas.

The Company is also focused on the potential for organic growth through the development of its long-term portfolio ‘Beyond 20/20’. The objective of Beyond 20/20 is to maximize the NAV of the Company’s existing mines and projects by continuing to grow low-cost gold production from expanding gold mineral reserves through exploration and development.

(1) Refer to footnote (4) on page 27 of this MD&A regarding the Company’s projection of AISC.

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(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp believes its strong balance sheet provides it flexibility and the ability to manage the risk of gold and commodity price volatility. The Company’s capital allocation strategy focuses on investing in its pipeline of organic growth opportunities, further debt reduction and returning capital to its shareholders by paying a sustainable dividend. Furthermore, Goldcorp leverages its exploration spending in the most efficient way possible through small toehold investments in junior mining companies.

2017 ACHIEVEMENTS

The Company executed on its 2017 objectives with positive results, as detailed below:

Portfolio Optimization

Norte Abierto - Acquisition of the Cerro Casale and Caspiche Projects

On June 9, 2017, the Company completed the acquisition of a 50% interest in the Cerro Casale project (the “Cerro Casale Transaction”). The transaction was executed in multiple steps, including the acquisition by Goldcorp of a 25% interest in the Cerro Casale project from each of Kinross Gold Corporation (“Kinross”) and Barrick Gold Corporation (“Barrick”), which resulted in Barrick and Goldcorp each owning 50% of the project and subsequently forming a 50/50 joint operation. The Cerro Casale project is located in the Maricunga Gold Belt in the Atacama Region in northern Chile.

The Company also acquired 100% of the issued and outstanding shares of Exeter and its Caspiche project, also located in the Maricunga Gold Belt. After completing the acquisition of the 100% interest in Exeter, Goldcorp contributed the Caspiche Project into the joint operation with Barrick, which resulted in a 50% interest held by each of Barrick and Goldcorp in the combined project, Norte Abierto.

The key steps in the transactions were as follows:

•

Acquisition of Kinross’ 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for: (i) an initial cash payment of $260 million; (ii) the granting of a 1.25% royalty interest to Kinross on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale.

•

Acquisition of an additional 25% interest in Cerro Casale from Barrick for: (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of the joint operation’s expenditures (as described below); (ii) the granting of a 1.25% royalty interest to Barrick on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint operation.

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(in United States dollars, tabular amounts in millions, except where noted)

•

Acquisition of Exeter and its 100% owned Caspiche Project: under the terms of the supported takeover bid, Exeter shareholders received 0.12 of a common share of Goldcorp for each Exeter common share held. During the year ended December 31, 2017, the Company acquired all of the issued and outstanding common shares of Exeter for share consideration of $156 million in Goldcorp common shares.

•

Formation of a new 50/50 joint operation with Barrick: The joint operation, Norte Abierto, includes a 100% interest in each of the Cerro Casale and Quebrada Seca projects. Additionally, the Caspiche project was contributed to the joint operation after the Company acquired Exeter. 50% of Caspiche’s acquisition cost, or approximately $80 million, has been credited against Goldcorp’s deferred payment obligation to Barrick. Additionally, Goldcorp will be required to spend a minimum of $60 million in the two-year period following closing of the Cerro Casale transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied, at which point Goldcorp and Barrick will equally fund requirements of the joint operation. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall, with a corresponding reduction in the deferred payment obligation.

Goldcorp expects that the joint operation will allow for the consolidation of infrastructure to reduce capital and operating costs, reduce the environmental footprint and provide increased returns compared to two standalone projects. In June 2017, Goldcorp and Barrick formed a dedicated project team that will undertake 24 months of concept studies on the combined project, including analysis of synergies and infrastructure rationalization, in conjunction with community consultation and broad stakeholder engagement.

Acquisition of Gold Stream at El Morro

In 2017, the Company purchased New Gold Inc.’s 4% gold stream on the El Morro deposit, part of the Company’s NuevaUnión joint venture, for cash consideration of $65 million.

Divestitures

In 2017, aligned with the Company’s strategy to optimize its portfolio through the divestiture of non-core assets and focus on large-scale camps, Goldcorp completed the sale of its Los Filos Mine in Mexico, its Cerro Blanco project in Guatemala, its Camino Rojo project in Mexico and its 21% interest in the San Nicolas copper-zinc project in Mexico, as described below.

On April 7, 2017, the Company completed the sale of Los Filos to Leagold Mining Corporation (“Leagold”) for total consideration of $350 million, before working capital adjustments. The consideration was comprised of $71 million of Leagold’s issued and outstanding common shares, $250 million in cash and a $29 million short-term promissory note that was paid in July 2017. Goldcorp also retained rights to certain tax receivables of approximately $100 million, of which $87 million was collected in 2017 with the balance collected in January 2018. In connection with the transaction, Goldcorp recognized a net gain of $43 million, consisting of an impairment reversal of $59 million recognized in 2016 and a subsequent impairment of $16 million recognized in 2017.

On May 31, 2017, the Company completed the sale of its 100% interest in the Cerro Blanco project to Bluestone Resources Inc. (“Bluestone”) for total consideration of $22 million, comprised of $18 million in cash and $4 million of Bluestone’s issued and outstanding common shares. Goldcorp will receive an additional $15 million cash payment from Bluestone upon declaration of commercial production at Cerro Blanco and a 1% net smelter return royalty on production. Goldcorp recognized a net gain of $13 million on the transaction, comprised of a reversal of impairment of $19 million, offset partially by a loss on disposal of $6 million.

On October 18, 2017, the Company sold its 21% interest in the San Nicolas copper-zinc project, a stand-alone project in Mexico, to Teck Resources Limited for cash consideration of $50 million. Goldcorp recognized a $48 million gain on the sale.

On November 7, 2017, the Company completed the sale of its 100% interest in the Camino Rojo project, part of the Peñasquito segment, to Orla Mining Ltd. (“Orla”). As consideration, the Company received $34 million in Orla common shares and will receive a 2% net smelter return royalty on revenues from all metal production from the Camino Rojo oxide project. The Company also has the option to acquire up to 70% interest in future sulphide projects in the Camino Rojo project area, subject to certain criteria. The value of consideration received was credited to mining interests associated with Peñasquito, resulting in $nil gain or loss on disposition.

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(in United States dollars, tabular amounts in millions, except where noted)

Advanced Project Pipeline

In support of its 20/20/20 growth plan, the Company made progress on its project pipeline in 2017, led by advances in the Pyrite Leach project (“PLP”) at Peñasquito. As of December 31, 2017, construction of the PLP was 62% complete and is expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. As of December 31, 2017, the Materials Handling project at Musselwhite was 53% complete; the project is expected to be completed in the first quarter of 2019, as planned. At Porcupine, the base case pre-feasibility study for the Century project was completed in 2017 and an inaugural gold mineral reserve estimate of 4.7 million ounces was announced. The Company also advanced its Borden project where ramp development is on schedule. The pre-feasibility study at Cochenour was completed in 2017 which resulted in an initial gold mineral reserve estimate of 0.2 million ounces. In addition, at Coffee, the project proposal was submitted to Yukon’s Environmental and Socio-economic Assessment Board in December 2017 and the Company entered into an agreement with a vendor for engineering and development work.

Progress Towards Delivering $250 million of Sustainable Annual Efficiencies

Throughout 2017, the Company made significant progress in executing its productivity and cost optimization programs. Building upon voluntary and involuntary staff reductions at Cerro Negro and Goldcorp’s corporate offices enacted in late 2016, additional cost savings and productivity initiatives were implemented that contributed to a total of $190 million in annual efficiencies in 2017. In the second half of 2017, Porcupine continued to achieve average productivity targets at Hoyle Pond of roughly 1,200 tonnes per day, an increase of approximately 20% compared to 2016. The Company expects to achieve further improvement at Porcupine through 2018, progressing to 1,300 tonnes per day at Hoyle Pond. During 2017, Éléonore improved average recovery by nearly 1.5% over 2016 and was successful at reducing maintenance, consumables and administrative costs. Musselwhite was able to improve productivity underground by reducing gas clearance time and taking advantage of tele-remote mucking systems, while also significantly reducing dilution below their 2016 baseline numbers. These improvements are expected to contribute to lower AISC. The Company expects further productivity improvements and cost reductions to be achieved at Red Lake, Peñasquito and Cerro Negro to successfully reach $250 million of sustainable efficiencies by the middle of 2018.

2017 Mineral Reserves and Exploration Update

Goldcorp made progress in 2017 towards achieving its 20/20/20 target of 60 million ounces of gold mineral reserves by 2021, as its proven and probable gold mineral reserves increased to 53.5 million ounces at June 30, 2017 from 42.3 million ounces of gold mineral reserves at June 30, 2016, a 26% increase. The addition of 11.2 million ounces of gold mineral reserves during the period included 5.6 million ounces converted from successful exploration and mine design optimization, primarily driven by the inaugural gold mineral reserve estimate of 4.7 million ounces at Porcupine’s Century Project. The balance of the increase in mineral reserves comes as result of the acquisition of 50% of Cerro Casale, net of non-core divestments including Los Filos and Camino Rojo, and depletion during the period.

The Company’s continued focus on exploration to support the achievement of its 60 million ounce gold mineral reserve target by 2021 and increase in NAV yielded positive results in 2017 with the reserve conversion at the Century project mentioned above and exploration discoveries in 2017 at Cerro Negro and Coffee. The Company also further developed its pipeline of targets in 2017. The number of targets almost doubled compared to 2016 and are expected to deliver opportunities for future discoveries.

Goldcorp’s Resource Triangle

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(in United States dollars, tabular amounts in millions, except where noted)

Executive Changes

As part of a planned succession, Russell Ball, Executive Vice-President, Chief Financial Officer and Corporate Development, left the organization in 2017 and Jason Attew, formerly Senior Vice President, Corporate Development and Strategy, succeeded Mr. Ball as Executive Vice-President, Chief Financial Officer and Corporate Development. Mr. Attew joined Goldcorp in August 2016, having most recently served as Managing Director, Global Metals and Mining for BMO Capital Markets.

Ivan Mullany joined the Company as Senior Vice President, Technical Services in September 2017. In this role, Mr. Mullany will work to facilitate the achievement of significant improvements in the efficient execution of the Company’s business strategy, leading a team of functional experts in the areas of metallurgy and processing, geology and mine planning, supply chain and asset management, IT, and project studies. Mr. Mullany has over 30 years experience in the mining industry and holds a Bachelor of Science in Extractive Metallurgy from Murdoch University in Perth, Australia and is a Fellow of the Australasian Institute of Mining and Metallurgy. Until 2015, he held various positions of increasing responsibility at Barrick overseeing technical services and capital projects. Prior to joining the Company, Mr. Mullany was the Global Head of Metals and Mining at Hatch Ltd.

Board Appointment

Mr. Matthew Coon Come was appointed to the Company’s Board of Directors in July 2017. Mr. Coon Come is a national and international leader and advocate of indigenous rights, having previously served as both the Grand Chief of the Grand Council of the Crees and the Chairperson of the Cree Regional Authority for over 20 years. He also served as National Chief of the Assembly of First Nations from 2000 to 2003. Mr. Coon Come studied political science, economics, native studies and courses in law at both Trent and McGill Universities. In addition, he was granted the degree of Doctor of Laws Honoris Causta from Trent University in 1998 and the Honorary Doctor of Laws from the University of Toronto in 2000 in recognition of his leadership and the significance of his work.

MARKET OVERVIEW

Gold

The market price of gold is the primary driver of Goldcorp’s profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.

During the 12-month period to December 2017, the US Federal Reserve raised its benchmark interest rate a total of four times; but despite periods of weakness heading into each of these hikes, 2017 proved to be a positive year for the gold price which recorded an overall gain of 13.2%. In similar fashion to 2016, the metal recorded its lowest price for the year in early January before rallying steadily into the third quarter of 2017. The gold price peaked at a high of $1,357 per ounce in September 2017, before closing the year at $1,303 per ounce. The Company realized an average gold price of $1,266 per ounce in 2017, a 2% increase compared to $1,244 per ounce in 2016, and $1,286 per ounce in the fourth quarter of 2017. 2018 marks a change in leadership at the Federal Reserve Bank, with market expectations for a continuation of their recent balance sheet normalization process and an

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(in United States dollars, tabular amounts in millions, except where noted)

additional three or four rate hikes in 2018. In addition to any impact from interest rate policy, the US dollar index is trading close to three-year lows, and uncertainty surrounding the US dollar’s direction during 2018 is likely to be reflected in future gold price volatility.

Currency Markets

The results of Goldcorp’s mining operations are affected by changes in the US dollar exchange rate compared to currencies of the countries in which Goldcorp has foreign operations. The Company has exposure to the Canadian dollar relating to its Red Lake, Éléonore, Porcupine and Musselwhite operations, exposure to the Mexican peso relating to its Peñasquito operation, exposure to the Argentine peso at Cerro Negro, and exposure to the Dominican Republic peso relating to its investment in Pueblo Viejo. The Company’s exposure to the Mexican peso and Guatemalan quetzal decreased in the second quarter of 2017 after the closing of the sale of the Los Filos mine in April, and the closure of the Marlin mine at the end of May.

Fluctuations in the US dollar can cause volatility of costs reported in US dollars. In addition, monetary assets and liabilities that are denominated in non-US dollar currencies, such as cash and cash equivalents and value-added taxes, are subject to currency risk. Goldcorp is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense.

Goldcorp’s financial risk management policy allows the hedging of foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company enters into Mexican peso currency hedge contracts to purchase Mexican pesos at pre-determined US dollar amounts. These contracts are entered into to normalize operating expenses and capital expenditures at Peñasquito expressed in US dollar terms.

Currency markets were volatile throughout 2017, largely due to the instability of the US dollar, influenced by Federal Reserve Bank interest rate decisions, as well as policy under the new US president. The Canadian dollar strengthened in the second half of 2017 as a result of two interest rate hikes and higher oil prices. The Mexican peso gained value throughout the year before weakening in the fourth quarter of 2017 in part because of uncertainties related to NAFTA negotiations and the 2018 Mexican Presidential election.

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(in United States dollars, tabular amounts in millions, except where noted)

The Argentine peso continued to weaken throughout 2017 due to higher than expected inflation and mid-term elections in October 2017, and finished the year with a significant decline in value following an increase to the central bank’s inflation target for 2018/2019.

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(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF ANNUAL FINANCIAL AND OPERATING RESULTS

	2017	2016	2015

Financial Results

Revenues	$3,423	$3,510	$4,375

Net earnings (loss) from continuing operations	$658	$162	$(4,203)

Net earnings (loss)	$658	$162	$(4,157)

Net earnings (loss) from continuing operations per share

– Basic	$0.76	$0.19	$(5.08)

– Diluted	$0.76	$0.19	$(5.08)

Net earnings (loss) per share

– Basic	$0.76	$0.19	$(5.03)

– Diluted	$0.76	$0.19	$(5.03)

Operating cash flow	$1,211	$799	$1,430

Adjusted operating cash flow (1)	$1,344	$1,241	$1,437

Adjusted EBITDA (1)	$1,707	$1,659	$1,740

Expenditures on mining interests (cash basis)	$1,130	$744	$1,238

– Sustaining	$576	$537	$705

– Expansionary	$554	$207	$533

Dividends paid	$62	$97	$370
Operating Results (1)

Gold produced (thousands of ounces)	2,569	2,873	3,464

Gold sold (thousands of ounces)	2,534	2,869	3,591

Silver produced (thousands of ounces)	28,600	28,100	40,400

Copper produced (thousands of pounds)	28,400	68,900	51,500

Lead produced (thousands of pounds)	133,300	109,400	173,900

Zinc produced (thousands of pounds)	359,700	262,900	388,800

Average realized gold price (per ounce)	$1,266	$1,244	$1,153

Cash costs: by-product (per ounce) (2)	$499	$573	$605

Cash costs: co-product (per ounce) (3)	$660	$649	$685

All-in sustaining costs (per ounce)	$824	$856	$894

All-injury frequency rate (4)	0.71	1.12	1.26

(1)

The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp’s share) basis in the table above. Adjusted operating cash flows, adjusted EBITDA, cash costs: by-product, cash costs: co-product and AISC are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 45-54 of this report.

(2)

Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.13 per silver ounce (2016 – $4.09 per silver ounce) sold to Wheaton Precious Metals Corp. (“Wheaton”) and by-product copper and silver sales revenues for Alumbrera).

(3)

Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 45).

(4)	Based on 200,000 hours worked.

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(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS

Year ended December 31, 2017 compared to the year ended December 31, 2016

Net earnings for the year ended December 31, 2017 were $658 million, or $0.76 per share, compared to net earnings of $162 million, or $0.19 per share, for the year ended December 31, 2016. The increase in net earnings for the year ended December 31, 2017 compared to 2016 was primarily due to higher earnings from Peñasquito from increases in zinc market prices and higher gold and zinc production from higher metal recoveries and higher ore grades, the impact of the Company’s initiative to realize $250 million of sustainable annual efficiencies, a gain on the sale of the Company’s interest in the San Nicolas project during 2017 and an increase in the Company’s income tax recovery compared to the 2016, largely related to the deferred tax recovery relating to the net impairments recognized in 2017 and the impact of the Argentine tax reform. These increases were partially offset by the impacts of an impairment expense at Red Lake, net of reversals of impairment at Pueblo Viejo and Porcupine in 2017, and lower earnings from Red Lake in 2017 as the mine focused on increased mine development and initiatives to enhance mining methods and rationalize the cost structure as it transitions to a lower grade mining environment. The sale of Los Filos and closure of Marlin, on a combined basis, did not have a significant impact on results for the year ended December 31, 2017 compared to 2016.

Net earnings and earnings per share for the years ended December 31, 2017 and 2016 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as having (increased)/decreased net earnings and net earnings per share in the years ended December 31, 2017 and 2016):

	Year ended December 31, 2017			Year ended December 31, 2016
(in millions, except per share)	Pre-tax	After-tax	Per share ($/ share)	Pre-tax	After-tax	Per share ($/ share)

Deferred tax recovery on Argentinian tax reform	$—	$(156)	$(0.18)	$—	$—	$—

Non-cash foreign exchange expense (recovery) on deferred tax balances	$—	$(83)	$(0.10)	$—	$88	$0.10

Impairment expense (reversal of impairment), net	$244	$(23)	$(0.03)	$(49)	$(49)	$(0.06)

Gain from reduction in provision for Alumbrera’s reclamation costs (1)	$(38)	$(38)	$(0.04)	$—	$—	$—

Net gain on disposition of mining interests	$(32)	$(21)	$(0.02)	$—	$—	$—

Unrealized foreign exchange loss on Argentine peso denominated construction value-added tax receivable	$5	$5	$0.01	$26	$26	$0.03

Restructuring costs	$4	$3	$—	$50	$34	$0.04

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at inactive and closed sites	$(4)	$(3)	$—	$(17)	$(11)	$(0.01)

Mine-site severance (2)	$—	$—	$—	$13	$13	$0.02

(1)

$7 million of the $45 million reduction in the Company’s provision to fund its share of Alumbrera’s reclamation costs relates to Alumbrera’s financial performance for the year ended December 31, 2017 and is therefore considered reflective of the performance of the Company’s underlying operations.

(2)	Mine-site severance relates to workforce reductions at Marlin in advance of its closure in the second quarter of 2017.

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(in United States dollars, tabular amounts in millions, except where noted)

Revenues

Year ended December 31	2017 (1)	2016 (1)	Change
Gold

Revenue (millions)	$2,527	$2,861	(12)%

Ounces sold (thousands)	2,002	2,308	(13)%

Average realized price	$1,265	$1,243	2%

Silver

Revenue (millions)	$364	$384	(5)%

Ounces sold (thousands)	26,728	26,639	—%

Average realized price	$14.30	$15.14	(6)%

Zinc

Revenue (millions)	$425	$200	113%

Pounds sold (thousands)	361,000	259,800	39%

Average realized price	$1.36	$1.00	36%

Other metals

Revenue (millions)	$107	$65	65%

Total revenue (millions)	$3,423	$3,510	(2)%

(1)	Excludes attributable share of revenues from the Company’s associates. Revenues are shown net of applicable refining and treatment charges.

As shown in the chart below, revenues for the year ended December 31, 2017 were generally comparable with the year ended December 31, 2016 as the $334 million decrease in gold revenues was mostly offset by increases of $225 million and $36 million in zinc and lead revenues, respectively. The decrease in gold revenues was primarily due to lower comparable gold sales from the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017 and lower sales volumes at Red Lake due to lower tonnes and grade from the High Grade Zone, offset partially by higher sales volumes at Cerro Negro and Peñasquito. The increase in zinc and lead revenues were due to increases in the average realized prices of 36% and 24%, respectively, and increases in sales volumes of 39% and 17%, respectively. The increase in zinc and lead sales volumes was due to higher metal recoveries and higher by-product metal grades, in particular zinc, at Peñasquito.

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(in United States dollars, tabular amounts in millions, except where noted)

Production Costs

Year ended December 31	2017	2016	Change

Raw materials and consumables	$836	$937	(11)%

Salaries and employee benefits	480	500	(4)%

Contractors	415	408	2%

Royalties	78	69	13%

Transportation costs	47	35	34%

Maintenance costs	35	58	(40)%

Revision of reclamation and closure cost provision	(4)	(17)	(76)%

Change in inventories	(64)	(5)	1,180%

Other	66	81	(19)%

	$1,889	$2,066	(9)%

Production costs for the year ended December 31, 2017 decreased by $177 million, or 9%, when compared to the year ended December 31, 2016, primarily due to the closure of Marlin in the second quarter of 2017 ($174 million, inclusive of a $30 million change in Marlin’s reclamation and closure cost estimates in 2017 compared to 2016) and the sale of Los Filos in April 2017, including the impact of lower production prior to its sale ($139 million). These decreases were partially offset by higher costs at Peñasquito ($53 million) due to higher fuel prices caused by the elimination of subsidies from deregulation of the fuel markets, a one-time $12 million charge to the oxide heap leach operation which was recognized in the first quarter of 2017. In addition, production costs were higher in 2017 compared to 2016 due to changes in estimates of reclamation and closure costs for the Company’s closed sites, excluding Marlin, in 2017 compared to 2016 ($43 million). At Cerro Negro, as a result of cost control measures implemented in 2017, production costs were consistent with the same period in the prior year despite a 25% increase in tonnes milled, the elimination of an export tax credit at the end of 2016 and the impact of inflation in Argentina out-pacing the devaluation of the Argentine peso.

Depreciation and Depletion

Year ended December 31	2017 (1)	2016 (1)	Change

Depreciation and depletion (millions)	$990	$1,024	(3)%

Sales ounces (thousands)	2,002	2,308	(13)%

Depreciation and depletion per ounce	$495	$444	11%

(1)	Excludes attributable share of depreciation and depletion from the Company’s associates.

Depreciation and depletion decreased by $34 million, or 3%, mainly due to lower sales volumes, partially offset by the impact of incremental depletion from the Hoyle Deep winze at Porcupine which finished construction in 2016. The lower sales volumes were primarily due to lower sales at Red Lake and the impacts of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017, offset partially by higher sales volumes at Cerro Negro and Peñasquito.

Share of Net Earnings Related to Associates and Joint Venture

Year ended December 31	2017	2016	Change

Pueblo Viejo	$142	$169	(16)%

NuevaUnión	2	2	—%

Other	45	—	—%

Share of net earnings related to associates and joint venture	$189	$171	11%

The increase in the Company’s share of earnings related to associates and joint venture of $18 million for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to a $45 million reduction in the Company’s provision to fund its share of Alumbrera’s reclamation costs in 2017, which was classified as Share of Net Earnings Related to Associates and Joint Venture for the Company’s Other associates, offset partially by a $27 million decrease in net earnings from Pueblo Viejo. The reduction in the provision for Alumbrera reflected the expectation that Alumbrera will be able to fund a greater portion of its reclamation costs than previously estimated due to improved financial results, primarily from higher realized copper prices. At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera, resulting in the carrying amount of its

GOLDCORP  |  15

(in United States dollars, tabular amounts in millions, except where noted)

interest being reduced to zero, and recognized a $75 million provision to fund its share of Alumbrera’s reclamation costs. Since then, the Company discontinued recognizing its share of losses of Alumbrera and did not recognize its share of earnings of Alumbrera for the year ended December 31, 2017 as future earnings will be recognized only after the Company’s provision to fund its share of Alumbrera’s reclamation costs is fully reversed. The decrease in net earnings from Pueblo Viejo was primarily due to lower gold sales driven by lower production volume, lower grades attributable to the mining sequence, an increase in operating costs and the impact of the receipt in 2016 of insurance proceeds relating to oxygen plant failures in 2015.

Impairment (reversal of impairment) of mining interests, net

The Company’s impairment expense (reversal of impairment) was comprised of:

Year ended December 31	2017		2016
	Pre-tax	After-tax	Pre-tax	After-tax

Red Lake	$889	$610	$—	$—

Porcupine	(99)	(84)	—	—

Pueblo Viejo	(557)	(557)	—	—

Other	11	8	(49)	(49)

Impairment expense (reversal)	$244	$(23)	$(49)	$(49)

2017

At December 31, 2017, the carrying amount of the Company’s net assets exceeded the Company’s market capitalization, which the Company’s management considered to be an impairment indicator of the Company’s cash generating units (“CGU’s”) as of December 31, 2017. Management also identified certain CGU specific impairment and impairment reversal indicators as of December 31, 2017 as outlined below. Accordingly, the recoverable value was estimated and compared against the carrying value for the material CGUs of the Company, which resulted in the Company recognizing an impairment expense for Red Lake and reversals of impairment for Pueblo Viejo and Porcupine.

Red Lake

The Red Lake CGU includes Red Lake’s main operations and the Cochenour and HG Young deposits. The recoverable amount of Cochenour was negatively impacted primarily due to lower grade as indicated in the 2017 mineral reserve estimate. In addition, the life of mine assessment included a longer than expected timeline for conversion to bulk mining resulting in a lower recoverable value. The Company recognized an impairment expense of $889 million ($610 million, net of tax) against the carrying value of the Red Lake CGU at December 31, 2017.

Porcupine

The Porcupine CGU includes Porcupine’s main operations and the Borden and Century projects. During the year ended December 31, 2017, the Century project completed a base case pre-feasibility study, increasing the Porcupine mineral reserve estimate by 4.7 million ounces. During the fourth quarter of 2017, a life of mine assessment was completed which reflected expected synergies across the Porcupine CGU associated with the Century and Borden projects. As a result, the Company reversed the remaining unamortized impairment recognized for the Porcupine CGU in prior years of $99 million ($84 million, net of tax).

Pueblo Viejo

During the years ended December 2017 and 2016, Pueblo Viejo generated significantly higher cash flows from operations than the amount assumed in the recoverable value estimation at December 31, 2015. In the fourth quarter of 2017, Pueblo Viejo set new records for the crushing and autoclave circuits as performance continued to improve beyond prior expectations. As a result of Pueblo Viejo’s continued strong performance and higher long-term metal prices, the Company recognized a reversal of the remaining unamortized impairment of $557 million ($557 million, net of tax) related to its investment in Pueblo Viejo at December 31, 2017.

In addition to the impairments recognized at December 31, 2017, the Company recognized an impairment expense at Los Filos of $16 million in 2017, based on changes to the carrying value of the Los Filos assets sold to Leagold, which is included in ‘Other’ in the above table.

GOLDCORP  |  16

(in United States dollars, tabular amounts in millions, except where noted)

2016

The $49 million reversal of impairment (net) recognized in the year ended December 31, 2016 was comprised of a reversal of impairment at Los Filos of $59 million, which was based on the expected proceeds from the sale to Leagold, offset by an impairment expense at Marlin of $10 million relating to land.

GOLDCORP  |  17

(in United States dollars, tabular amounts in millions, except where noted)

Corporate Administration

Corporate administration expenses decreased by $29 million in the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to lower employee compensation expense due to the impact of cost savings initiatives undertaken in 2016 and the first quarter of 2017 to restructure and decentralize the Company’s operating model.

Restructuring Costs

Restructuring costs were $4 million for the year ended December 31, 2017 compared to $50 million for the year ended December 31, 2016. Restructuring costs in 2017 were lower than 2016 as the majority of the workforce reductions from the decentralization initiatives at several mine site and corporate offices were executed in 2016.

Gain on Disposition of Mining Interests

The gain on disposition of mining interests of $42 million for the year ended December 31, 2017 was comprised primarily of a $48 million gain on the sale of the Company’s interest in the San Nicolas copper-zinc project in Mexico, offset partially by a loss on the disposal of the Company’s Cerro Blanco project in Guatemala. The Company had no gains/losses on dispositions of mining interests during the year ended December 31, 2016.

Other Income/Expense

Other income of $15 million for the year ended December 31, 2017 was comprised primarily of interest income on loans held with Pueblo Viejo, gains on dispositions of investments in securities, offset partially by foreign exchange losses arising primarily on value added tax receivables denominated in Argentine pesos and losses on accounts payable denominated in Canadian dollars, partially offset by gains on value added tax receivable balances denominated in Mexican pesos, and a provision recognized with respect to the settlement of a guarantee of a silver stream liability. Other expense of $13 million for the year ended December 31, 2016 was mainly comprised of a $68 million foreign exchange loss arising primarily on value added tax receivables denominated in Argentine and Mexican pesos which was offset partially by $49 million of interest income on loans held with Pueblo Viejo and short term money market investments and gains on dispositions of investments in securities.

Income Tax Expense/Recovery

The income tax recovery of $465 million for the year ended December 31, 2017 resulted in a negative 241% tax rate (2016 - $60 million income tax expense and a 27% tax rate) and was impacted by currency translations, tax rate changes, asset sales and impairments and changes in the recognition of deferred tax assets.

Currency translation

Current tax balances, the tax bases of assets, liabilities and losses, and intra-group financing arrangements are subject to remeasurement for changes in local currency exchange rates relative to the United States dollar. The most significant balances and financing arrangements are associated with mining operations in Canada, Mexico, and Argentina.

The impact of changes in foreign exchange rates on deferred tax balances and intra-group financing arrangements resulted in an $83 million income tax recovery for 2017 (2016 - $88 million income tax expense).

The impact of changes in foreign exchange rates on current tax balances resulted in a $31 million income tax recovery for 2017 (2016 - $41 million income tax recovery).

Tax rate changes

Corporate income tax rate changes and changes to the interpretation of tax law may have a material impact on earnings. The most significant tax rate change for the Company occurred in December 2017 when the Government of Argentina enacted a reduction to its 35% pre-existing corporate tax rate. Argentina’s corporate tax rate was reduced to 30% for 2018 and 2019, with further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges an effective 5% tax on dividend distributions for 2018 and 2019, rising to an effective 10% tax on dividend distributions for 2020 and thereafter. The Argentine tax rate reduction resulted in a deferred tax recovery of $156 million in 2017. The impact of the dividend distribution tax is not currently accrued because after-tax retained earnings will remain reinvested in Argentina for the foreseeable future.

Other minor tax rate changes and changes to the interpretation of tax law during 2017 resulted in a income tax recovery of $7 million (2016 - $5 million income tax recovery).

Asset sales and impairment and changes in the recognition of deferred tax assets

Tax balances require adjustment when assets are sold and when assets are impaired and when there are changes in evidence regarding the recognition of deferred tax assets.

GOLDCORP  |  18

(in United States dollars, tabular amounts in millions, except where noted)

The 2017 impairment of mining interests resulted in a deferred tax recovery of $267 million (2016 - $nil) while the gain on disposition of mining interests resulted in a current tax expense of $14 million (2016 - $nil). Changes in the recognition of deferred tax assets resulted in a deferred tax expense of $2 million (2016 - $15 million).

Effective tax rate

Earnings before income taxes of $193 million for 2017 was impacted by the following items: $30 million of non-deductible share-based compensation expense (2016 - $52 million); $202 million of non-deductible asset sales and impairment (2016 - $49 million reversal of impairment); and $189 million of after-tax income from associates (particularly Pueblo Viejo) that are not subject to further income tax in the accounts of the Company (2016 - $171 million).

After adjusting for the above mentioned items, the effective income tax rate for 2017 was 27% (2016 - 61%). The higher adjusted effective income tax rate in 2016 was primarily due to higher non-deductible expenses.

AISC

AISC(1) were $824 per ounce for the year ended December 31, 2017, compared to $856 per ounce for the year ended December 31, 2016. The decrease in AISC was primarily due to the higher by-product production at Peñasquito and by-product prices ($77 per ounce) and lower production costs ($71 per ounce), due primarily to the sale of Los Filos and closure of Marlin in 2017 and the impact to date of the Company’s initiative to realize $250 million of sustainable annual efficiencies. These decreases were offset partially by the impact of lower gold sales ($114 per ounce), due primarily to the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017 and lower sales volumes at Red Lake.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 45-54 of this report.

GOLDCORP  |  19

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF QUARTERLY FINANCIAL AND OPERATING RESULTS

	2017					2016
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Financial Results

Revenues	$882	$822	$866	$853	$3,423	$944	$753	$915	$898	$3,510

Net earnings (loss)	$170	$135	$111	$242	$658	$80	$(78)	$59	$101	$162

Net earnings (loss) per share

– Basic and diluted	$0.20	$0.16	$0.13	$0.28	$0.76	$0.10	$(0.09)	$0.07	$0.12	$0.19

Operating cash flow	$227	$158	$315	$511	$1,211	$59	$234	$267	$239	$799

Adjusted operating cash flow (1)	$315	$320	$308	$401	$1,344	$330	$204	$401	$306	$1,241

Adjusted EBITDA (1)	$427	$432	$400	$448	$1,707	$422	$269	$491	$477	$1,659

Expenditures on mining interests (cash basis)	$186	$233	$291	$420	$1,130	$182	$177	$168	$217	$744

– Sustaining	$113	$133	$143	$187	$576	$140	$140	$112	$145	$537

– Expansionary	$73	$100	$148	$233	$554	$42	$37	$56	$72	$207

Dividends paid	$15	$16	$15	$16	$62	$51	$16	$14	$16	$97

Operating Results (1)

Gold produced (thousands of ounces)	655	635	633	646	2,569	784	613	715	761	2,873

Gold sold (thousands of ounces)	646	649	606	633	2,534	799	616	686	768	2,869

Silver produced (thousands of ounces)	7,100	7,400	7,000	7,100	28,600	7,700	5,300	7,700	7,400	28,100

Copper produced (thousands of pounds)	9,700	7,900	6,300	4,500	28,400	17,200	14,400	16,900	20,400	68,900

Lead produced (thousands of pounds)	32,400	26,100	38,300	36,500	133,300	29,000	17,100	33,700	29,600	109,400

Zinc produced (thousands of pounds)	80,700	84,100	98,400	96,500	359,700	71,100	38,300	75,200	78,300	262,900

Average realized gold price (per ounce)	$1,236	$1,256	$1,287	$1,286	$1,266	$1,203	$1,277	$1,333	$1,181	$1,244

Cash costs: by-product (per ounce) (2)	$540	$510	$483	$462	$499	$557	$728	$554	$481	$573

Cash costs: co-product (per ounce) (3)	$701	$644	$663	$627	$660	$604	$716	$657	$619	$649

All-in sustaining costs (per ounce)	$800	$800	$827	$870	$824	$836	$1,067	$812	$747	$856

(1)

The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp’s share) basis in the table above. Adjusted operating cash flows, Adjusted EBITDA and AISC are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 45-54 of this report.

(2)

Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.13 per silver ounce (2016 – $4.09 per silver ounce) sold to Wheaton and by-product copper sales revenues for Alumbrera).

(3)

Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 45).

GOLDCORP  |  20

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

Three months ended December 31, 2017 compared to the three months ended December 31, 2016

Net earnings for the three months ended December 31, 2017 were $242 million, or $0.28 per share, compared to net earnings of $101 million, or $0.12 per share, for the three months ended December 31, 2016. The increase in net earnings in the fourth quarter of 2017 compared to the same period in 2016 was primarily due to higher earnings from Cerro Negro due to higher gold production, driven by the productivity improvement plan, and an increase in the average realized gold price, higher zinc revenues at Peñasquito from higher zinc production and increases in zinc market prices, a gain on the sale of the Company’s interest in the San Nicolas project in the fourth quarter of 2017, the impacts of the sale of Los Filos and closure of Marlin in the second quarter of 2017, and an increase in the Company’s income tax recovery compared to the same period in the prior year, largely related to the net impairments recognized in 2017 and the impact of Argentine tax reform. These increases were partially offset by the impacts of an impairment expense at Red Lake, net of reversals of impairment at Pueblo Viejo and Porcupine in the fourth quarter of 2017, and lower gold revenues at Peñasquito due to lower production as a result of planned lower grade.

Net earnings and earnings per share for the three months ended December 31, 2017 and 2016 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as having (increased)/decreased net earnings and net earnings per share in the three months ended December 31, 2017 and 2016):

	Three months ended December 31, 2017			Three months ended December 31, 2016
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Deferred tax recovery on Argentinian tax reform	$—	$(156)	$(0.18)	$—	$—	$—

Non-cash foreign exchange expense on deferred tax balances	$—	$63	$0.07	$—	$46	$0.05

Impairment expense (reversal of impairment), net	$247	$(23)	$(0.03)	$(49)	$(49)	$(0.06)

Net gain on disposition of mining interests	$(38)	$(27)	$(0.03)	$—	$—	$—

Gain from reduction in provision for Alumbrera’s reclamation costs	$(12)	$(12)	$(0.01)	$—	$—	$—

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at inactive and closed sites	$(2)	$(1)	$—	$(17)	$(12)	$(0.01)

Mine-site severance (1)	$—	$—	$—	$13	$13	$0.02

Restructuring costs	$—	$—	$—	$5	$3	$—

Unrealized foreign exchange loss on Argentine peso denominated construction value-added tax receivable	$—	$—	$—	$4	$4	$—

(1)	Mine-site severance relates to workforce reductions at Marlin in advance of its closure in the second quarter of 2017.

GOLDCORP  |  21

(in United States dollars, tabular amounts in millions, except where noted)

  Revenues

Three months ended December 31	2017 (1)	2016 (1)	Change
Gold

Revenue (millions)	$611	$713	(14)%

Ounces sold (thousands)	476	609	(22)%

Average realized price ($/ounce)	$1,285	$1,178	9%

Silver

Revenue (millions)	$82	$95	(14)%

Ounces sold (thousands)	5,998	7,114	(16)%

Average realized price ($/ounce)	$14.43	$14.27	1%

Zinc

Revenue (millions)	$129	$66	95%

Pounds sold (thousands)	94,400	70,500	34%

Average realized price	$1.51	$1.18	28%

Other metals

Revenue (millions)	$31	$24	29%
Total revenue (millions)	$853	$898	(5)%

(1)	Excludes attributable share of revenues from the Company’s associates. Revenues are shown net of applicable refining and treatment charges.

Revenues decreased by $45 million, or 5%, primarily due to a decrease in gold revenues of 14% due to a 22% decrease in gold sales volumes, offset by a 9% increase in the average realized gold price. The decrease in gold sales volumes was primarily due to lower sales at Peñasquito, due to lower grade ore as a result of the planned transition from the higher grade area of Phase 5 at the bottom of the Peñasco pit to primarily lower grade ore from the beginning of Phase 6 and lower grade stockpiles, and the impacts of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017. The decrease in gold revenues was partially offset by a $63 million increase in zinc revenue due to a 28% increase in the average realized zinc price and a 34% increase in sales volume.

Production Costs

Production costs in the fourth quarter of 2017 decreased by $62 million, or 12%, when compared to the same period in the prior year primarily due to the closure of Marlin in the second quarter of 2017 ($86 million, inclusive of a $30 million change in Marlin’s reclamation and closure cost estimates in the fourth quarter of 2017 compared to the same period in 2016) and the divestiture of Los Filos in April 2017 ($37 million), offset partially by the impact of changes in estimates of reclamation and closure costs for the Company’s closed sites, excluding Marlin, in the fourth quarter of 2017 compared to the same period in the prior year ($43 million). At Cerro Negro, as a result of cost control measures implemented in 2017, production costs in the fourth quarter of 2017 were consistent with the same period in the prior year despite a 59% increase in tonnes milled and the impact of Argentine inflation, which outpaced the currency devaluation.

Depreciation and Depletion

Three months ended December 31	2017 (1)	2016 (1)	Change
Depreciation and depletion (millions)	$255	$254	—%
Sales ounces (thousands)	476	609	(22)%
Depreciation and depletion per ounce	$536	$417	29%

(1)	Excludes attributable share of depreciation and depletion from the Company’s associates.

Depreciation and depletion increased by $1 million, or 0%, mainly due to the impact of incremental depletion from the Hoyle Deep winze at Porcupine which finished construction in 2016, offset by a decrease in sales volumes. The lower sales volumes were primarily due to lower sales at Peñasquito and the impact of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017.

GOLDCORP  |  22

(in United States dollars, tabular amounts in millions, except where noted)

Share of Net Earnings Related to Associates and Joint Venture

Three months ended December 31	2017	2016	Change
Pueblo Viejo	$49	$60	(18)%

NuevaUnión	—	—	—%
Other	12	—	—%
Share of net earnings related to associates and joint venture	$61	$60	2%

The Company’s share of earnings related to associates and joint venture increased by $1 million in the fourth quarter of 2017 compared to the same period in the prior year primarily due to a $12 million reduction in the Company’s provision to fund its share of Alumbrera’s reclamation costs in 2017, which was classified as Share of Net Earnings Related to Associates and Joint Venture for the Company’s Other associates, offset partially by a decrease in net earnings from Pueblo Viejo. The decrease in net earnings from Pueblo Viejo were due to lower gold sales driven by lower production volume, lower grades attributable to the mining sequence, an increase in operating costs and the impact of the receipt in 2016 of insurance proceeds relating to oxygen plant failures in 2015.

Impairment (reversal of impairment) of mining interests, net

The Company’s impairment expense (reversal of impairment) was comprised of:

Three months ended December 31	2017		2016
	Pre-tax	After-tax	Pre-tax	After-tax
Red Lake	$889	$610	$—	$—

Porcupine	(99)	(84)	—	—

Pueblo Viejo	(557)	(557)	—	—
Other	14	8	(49)	(49)
Impairment expense (reversal)	$247	$(23)	$(49)	$(49)

See page 15 of this MD&A for detail relating to the impairment and reversals of impairment.

Corporate Administration

Corporate administration expenses increased by $9 million in the fourth quarter of 2017 compared to the fourth quarter of 2016, primarily due to higher consulting expenses associated with strategic sourcing and procurement services. The Company partnered with a vendor and is in the process of centralizing these services for all its mine sites and corporate offices as part of its program to realize $250 million in sustainable annual efficiencies. The cost of these services are expected to be more than offset by savings in operating expenses and other corporate expenditures.

Restructuring Costs

Restructuring costs were $nil in the three months ended December 31, 2017 compared to $5 million in the three months ended December, 31 2016. Restructuring costs in 2017 have been lower than 2016 as the majority of the workforce reductions from the decentralization initiative at several mine sites and corporate offices were executed in 2016.

Gain on Disposition of Mining Interests

The gain on disposition of mining interests of $48 million for the fourth quarter of 2017 related to the gain on the sale of the Company’s interest in the San Nicolas copper-zinc project in Mexico. The Company had no gains/losses on dispositions of mining interests during the fourth quarter of 2016.

Other Income/Expense

Other expense of $7 million for the three months ended December 31, 2017 was comprised primarily of foreign exchange losses arising from value added tax receivables denominated in Mexican and Argentine pesos, net of foreign exchange gains on accounts payable denominated in Mexican pesos, and a provision recognized with respect to the settlement of a guarantee of a silver stream liability. These expenses were partially offset by interest income on loans held with Pueblo Viejo. Other expense of $12 million for the three months ended December 31, 2016 related primarily to foreign exchange losses arising primarily on value added tax receivables denominated in Mexican and Argentine pesos.

GOLDCORP  |  23

(in United States dollars, tabular amounts in millions, except where noted)

Income Tax Recovery

The income tax recovery of $341 million for three months ended December 31, 2017 resulted in a 344% tax rate (three months ended December 31, 2016 - $38 million income tax expense and a 27% tax rate) and was impacted by currency translations, tax rate changes, asset sales and impairments and changes in the recognition of deferred tax assets.

Currency translation

The impact of changes in foreign exchange rates on deferred tax balances and intra-group financing arrangements resulted in a $63 million income tax expense for the three months ended December 31, 2017 (three months ended December 31, 2016 - $46 million).

The impact of changes in foreign exchange rates on current tax balances resulted in a $21 million income tax recovery for the three months ended December 31, 2017 (three months ended December 31, 2016 - $20 million).

Tax rate changes

The Argentine tax rate reduction in December 2017 resulted in a deferred tax recovery of $156 million.

Other minor tax rate changes and interpretation of tax law during three months ended December 31, 2017 resulted in a income tax recovery of $2 million (three months ended December 31, 2016 - $4 million income tax recovery).

Asset sales and impairment and changes in the recognition of deferred tax assets

The 2017 impairment of mining interests resulted in a deferred tax recovery of $267 million for the three months ended December 31, 2017 (three months ended December 31, 2016 - $nil) while the gain on disposition of mining interests resulted in a current tax expense of $14 million (three months ended December 31, 2016 - $nil). Changes in the recognition of deferred tax assets resulted in a deferred tax expense of $18 million for the three months ended December 31, 2017 (three months ended December 31, 2016 - $7 million deferred tax recovery).

Effective tax rate

The loss before income taxes of $99 million for three months ended December 31, 2017 was impacted by the following items: $8 million of non-deductible share-based compensation expense (three months ended December 31, 2016 - $9 million); $199 million of non-deductible asset sales and impairment (three months ended December 31, 2016 - $49 million reversal of impairment); and $61 million of after-tax income from associates (particularly Pueblo Viejo) that are not subject to further income tax in the accounts of the Company (three months ended December 31, 2016 - $60 million).

After adjusting for the above mentioned items, the effective income tax rate for three months ended December 31, 2017 was 21% (three months ended December 31, 2016 - 59%). The higher adjusted effective income tax rate in 2016 was primarily due to higher non-deductible expenses.

GOLDCORP  |  24

(in United States dollars, tabular amounts in millions, except where noted)

AISC

AISC(1) were $870 per ounce for the three months ended December 31, 2017, compared to $747 per ounce for the three months ended December 31, 2016. The increase in AISC was due primarily to lower gold sales ($159 per ounce), higher sustaining capital ($67 per ounce) and higher Corporate Administration costs ($18 per ounce), partially offset by lower production costs ($103 per ounce) and higher by-product production and market prices ($19 per ounce). The decrease in gold sales was primarily due to lower sales at Peñasquito, due to mine sequencing, and the impacts of the sale of Los Filos and closure of Marlin in the first half of 2017, while the decrease in production costs was primarily due to the sale of Los Filos and closure of Marlin in 2017. The increase in sustaining capital was primarily due to costs associated with the tailings dam raise at Peñasquito, increased development and tailings area expansion at Cerro Negro, and a planned increase in development rates and expenditures on the tailings cell and expansion of the waste pad at Éléonore.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 45-54 of this report.

GOLDCORP  |  25

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY

The following table summarizes Goldcorp’s cash flow activity:

	Years Ended December 31
	2017	2016
Cash flow

From continuing operations provided by operating activities	$1,211	$799

From continuing operations used in investing activities	(1,105)	(654)

From continuing operations used in financing activities	(97)	(294)
Increase (decrease) in cash and cash equivalents	9	(149)

Cash and cash equivalents, beginning of period	157	326

Increase (decrease) in cash and cash equivalents reclassified as held for sale	20	(20)
Cash and cash equivalents, end of period	$186	$157

Cash flow provided by operating activities for the year ended December 31, 2017 increased compared to the year ended December 31, 2016 primarily due to positive changes in non-cash working capital and cost reductions driven by the Company’s initiative to realize $250 million of sustainable annual efficiencies. The positive changes in non-cash working capital were due to the receipt of value added tax (“VAT”) refunds, primarily from Mexico and Argentina. The change in VAT receivable balance for the year ended December 31, 2017 resulted in an increase to cash and cash equivalents of $219 million as compared to the year ended December 31, 2016.

The increase in cash flow used in investing activities for the year ended December 31, 2017 compared to the year ended December 31, 2016 was due mainly to $266 million, including transaction costs, paid to acquire Kinross’ 25% interest in the Cerro Casale project, a $379 million increase in expenditures on mining interests (as noted below), the purchase of a 4% gold stream on the El Morro deposit, part of the Company’s NuevaUnión joint venture, from New Gold Inc. for $65 million and an increase in purchases of securities and interest paid of $95 million. These increases were offset partially by $320 million, net of transaction costs and cash disposed, received on the sale of Los Filos, Cerro Blanco and San Nicolas and an increase in the return of capital from Pueblo Viejo of $41 million.

Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Years Ended December 31
	2017	2016
Éléonore	$109	$94

Musselwhite	58	37

Porcupine	109	62

Red Lake	80	100

Peñasquito	532	230

Cerro Negro	87	97

Other	100	76
Total	$1,075	$696

The increase in expenditures on mining interests during the year ended December 31, 2017 compared to the year ended December 31, 2016 was due primarily to an increase in expansionary capital of $347 million related to the construction of the Pyrite Leach project at Peñasquito, the development ramp at Borden and the Materials Handling project at Musselwhite.

Cash flow used in financing activities for the year ended December 31, 2017 decreased by $197 million as compared to the year ended December 31, 2016. The decrease compared to 2016 was primarily due to net credit facility repayments of $30 million in 2017 as compared to Cerro Negro debt repayments of $202 million and a $30 million credit facility draw in 2016. In addition, dividends paid decreased by $35 million due to a reduction in the Company’s dividend payments which came into effect on April 1, 2016.

GOLDCORP  |  26

(in United States dollars, tabular amounts in millions, except where noted)

On June 22, 2017, the Company completed the extension of its $3.0 billion credit facility term by one year to June 22, 2022. The unsecured, floating-rate facility bears interest at LIBOR plus 150 points when drawn, based on Goldcorp’s current bond ratings, and is intended to be used for liquidity and general corporate purposes.

At December 31, 2017, the Company’s net debt and adjusted net debt(1) was $2.2 billion and $2.1 billion, respectively, representing reductions of approximately 3% and 5%, respectively, compared to the Company’s net debt and adjusted net debt balances at December 31, 2016. During 2017, the Pueblo Viejo joint venture repaid the remainder of the project finance facility of $160 million. At December 31, 2017, excluding cash and cash equivalents held at associates of $163 million, the Company had $3.2 billion of available liquidity, comprised of $234 million of cash and cash equivalents and short term investments, and $3.0 billion available on its $3.0 billion credit facility. The Company has $500 million of debt due March 15, 2018 which it intends to repay using cash flow from operations, draws on its credit facility and/or other short-term bank facilities.

The Company may from time to time seek to retire or repurchase its outstanding debt in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend upon prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors. The amount of debt retired or repurchased may be material.

(1)

The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp’s share) basis. Adjusted net debt is non-GAAP financial performance measure with no standardized definition under IFRS. For further information, please see pages 45-54 of this report.

Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2017, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Financial Liabilities

Accounts payable and accrued liabilities	$570	$—	$—	$—	$570

Derivative liabilities not designated as hedging instruments	2	—	—	—	2

Debt repayments (principal portion)	500	—	550	1,450	2,500

Deferred payment obligation	37	78	67	—	182
Other	1	9	2	17	29

Total Financial liabilities	1,110	87	619	1,467	3,283

Other Commitments

Capital expenditure commitments (1), (2)	409	347	100	—	856

Operating expenditure commitments (2)	218	4	245	152	619

Reclamation and closure cost obligations	54	54	33	1,432	1,573

Interest payments on debt	71	163	133	546	913

Minimum rental and lease payments (3)	4	8	8	15	35
Other	5	11	—	—	16
Total Other Commitments	761	587	519	2,145	4,012
Total Financial Liabilities and Commitments	$1,871	$674	$1,138	$3,612	$7,295

(1)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfill the contract.

(2)	Includes the capital and operating commitment for the Coffee project.

(3)	Excludes the Company’s minimum finance lease payments.

At December 31, 2017, the Company had letters of credit outstanding in the amount of $420 million (December 31, 2016 – $423 million) of which $323 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company’s capital commitments for the next twelve months amounted to $409 million at December 31, 2017, including the Company’s funding obligation for Norte Abierto for the next twelve months. During 2017, the Company entered into an agreement

GOLDCORP  |  27

(in United States dollars, tabular amounts in millions, except where noted)

with a vendor to construct the Coffee Project and potentially manage its initial two years of operation. The expected total capital and operating expenditures under the agreement are $298 million and $397 million, respectively, with the majority of the amount to be spent evenly throughout 2019 to 2023. The Company can terminate the contract at any time without penalty, with no further obligations other than payment for work completed to the date of termination of the contract with the vendor.

In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”), net earnings and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2017, royalties included in production costs amounted to $78 million (2016 – $69 million). At December 31, 2017, the significant royalty arrangements of the Company and its associates and joint venture were as follows:

Mining properties:	Royalty arrangements
Musselwhite	1.25 – 5% of NPI

Éléonore	2.2 – 3.5% of NSR

Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver

Cerro Negro	3% of modified NSR and 1% of net earnings

Alumbrera	3% of modified NSR plus 20 – 30% of net proceeds after capital recovery and changes in working capital

Pueblo Viejo	3.2% of NSR

NuevaUnión	1.5% – 2% modified NSR on portions of the property and 2% NPI

Coffee	2% of NSR

Norte Abierto	3.08% NSR on the Caspiche property; Goldcorp to pay 1.25% gross royalty on Cerro Casale and Quebrada Seca

Capital Resources

The capital of the Company consists of items included in shareholders’ equity and debt net of cash and cash equivalents and short term investments as follows:

	At December 31 2017	At December 31 2016
Shareholders’ equity	$14,184	$13,415
Debt	2,483	2,510
	16,667	15,925
Less: Cash and cash equivalents	(186)	(157)

Short term investments	(48)	(43)
	$16,433	$15,725

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has instituted a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

Outstanding Share Data

As at February 14, 2018, there were 867 million common shares of the Company issued and outstanding and 7 million stock options outstanding, which are exercisable into common shares at exercise prices ranging between C$20.27 per share to C$33.48 per share, and 3 million restricted share units outstanding.

GOLDCORP  |  28

(in United States dollars, tabular amounts in millions, except where noted)

GUIDANCE (1)

Goldcorp expects to produce 2.5 million ounces (+/- 5%) of gold in 2018, in line with previous 2018 guidance. AISC are expected to decline further to approximately $800 per ounce (+/- 5%) as the Company continues to realize savings from its program targeting $250 million of annual sustainable efficiencies.

The Company’s 20/20/20 plan remains unchanged. As previously guided, gold production is expected to increase 20% to 3 million ounces by 2021. AISC are expected to decrease by 20% to approximately $700 per ounce over the same period driven by the ongoing focus on cost efficiencies and productivity improvements. Building on the successful conversion of 4.7 million ounces of gold mineral resources into mineral reserves at the Century project in 2017, gold mineral reserves are expected to increase by 20% to 60 million ounces by 2021 supported by the exploration potential and ongoing programs at Coffee, Norte Abierto, Cerro Negro and Pueblo Viejo.

Complete production and cost guidance to 2021 is provided below.

Production (+/- 5%) (2)	Units	2018E	2019E	2020E	2021E
Gold Production	Moz	2.5	2.7	3.0	3.0

Silver Production	Moz	30	50	40	35

Zinc Production	Mlbs	300	425	450	400

Lead Production	Mlbs	160	300	250	150

Gold Equivalent Production (3)	Moz	3.3	4.0	4.1	4.1

Costs (+/- 5%) (2, 3)	Units	2018E	2019E	2020E	2021E
AISC (4)	$/oz	800	750	700	700

By-product Cash Costs	$/oz	450	400	400	400

Capital Expenditures (+/- 5%)	Units	2018E	2019E	2020E	2021E
Sustaining Capital (2, 5)	$M	550	575	575	575

Expansionary Capital (2, 5)	$M	750	250	300	300

Other 2018 Estimates	2018E
Corporate Administration ($M) (including non-cash stock compensation of $40M)	$140

Exploration ($M) (2, 6)	$125

Depreciation and depletion ($/oz) (2)	$485
Tax rate (%) (2)	40 - 45%

(1)

Guidance projections (“Guidance”) are considered “forward-looking statements” and represent management’s good faith estimates or expectations of future production results as of the date hereof. Guidance is based upon certain assumptions, including, but not limited to, metal prices, fuel prices, certain exchange rates and other assumptions. Such assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, Guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon Guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. See the “Cautionary Statement Regarding Forward-Looking Statements”.

(2)

The Company has presented the non-GAAP performance measures on a21 attributable (or Goldcorp’s share) basis. AISC per ounce and cash costs: by-product are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see pages 45-54 of this report.

(3)	The assumptions below were used to forecast total cash costs and gold equivalent ounces:

	2018 - 2019	2020 - 2021
Gold (oz)	$1,300	$1,300

Silver (oz)	$19.00	$18.00

Copper (lb)	$2.75	$3.00

Zinc (lb)	$1.30	$1.15

Lead (lb)	$1.10	$1.00

Foreign exchange (respectively to the US$)

Canadian dollar	$1.25	$1.25

Mexican peso	19.00	19.00

GOLDCORP  |  29

(in United States dollars, tabular amounts in millions, except where noted)

(4)

The Company’s projected AISC are not based on GAAP total production cash costs, which forms the basis of the Company’s cash costs: by-product. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.

(5)

Excludes capitalized exploration costs (see footnote 6). Expansionary capital includes capital costs for those projects which are in execution and/or have an approved feasibility study. Projects without an approved feasibility study only include capital costs to the next stage gate.

(6)

Approximately 40% of exploration spending is expected to be expensed and approximately 60% is expected to be capitalized. Approximately 50% of exploration spending considered sustaining and approximately 50% is considered expansionary.

OPERATIONAL REVIEW

The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic.

Operating results of operating segments are reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as an operating segment for financial reporting purposes except as noted below.

Following the Company’s acquisition and divestitures and the closure of the Marlin mine during 2017, the Company reassessed its segments for financial reporting purposes. The Company concluded that Marlin and Los Filos were no longer operating segments and as a result, are included in Other; they were previously included in the Other mines operating segment. The Company’s 37.5% interest in Alumbrera, which was previously reported as Other associate, and the Company’s interest in Leagold, are also presented in Other, because their financial results do not meet the quantitative threshold required for segment disclosure purposes. Prior periods have been re-presented to reflect the current presentation.

The Company’s 100% interests in the Cochenour and Borden projects in Canada are included in the Red Lake and Porcupine reportable operating segments, respectively. The Company’s 50% interests in the NuevaUnión and Norte Abierto projects in Chile, and 100% interest in the Coffee project in the Yukon, are included in Other.

The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

GOLDCORP  |  30

(in United States dollars, tabular amounts in millions, except where noted)

Segmented Financial and Operating Highlights

Year ended December 31		Revenue ($ millions)	Gold produced (000’s of ounces)	Gold sold (000’s of ounces)	Total cash costs: by-product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from mine operations ($ millions) (5)
Peñasquito	2017	1,400	476	472	(106)	370	370

	2016	1,044	465	449	483	937	103

Cerro Negro	2017	609	452	436	457	684	84

	2016	532	363	382	505	705	66

Pueblo Viejo (4)	2017	569	433	429	400	517	331

	2016	607	467	467	343	439	387

Red Lake	2017	264	209	208	866	1,181	(3)

	2016	388	324	313	582	872	86

Éléonore	2017	377	305	299	841	1,095	(11)

	2016	346	274	278	875	981	(43)

Porcupine	2017	341	272	270	754	979	10

	2016	343	277	275	688	898	91

Musselwhite	2017	293	236	232	620	774	108

	2016	321	261	260	538	678	122

Other mines (2)	2017	357	186	188	883	983	29

	2016	793	442	445	716	848	32

Other (3)	2017	—	—	—	—	75	(22)

	2016	—	—	—	—	75	20

Attributable segment total (4)	2017	4,210	2,569	2,534	499	824	896

	2016	4,374	2,873	2,869	573	856	864

Less associates and joint venture	2017	(787)	(536)	(532)	(516)	(637)	(352)

	2016	(864)	(563)	(561)	(371)	(466)	(444)

Total - Consolidated	2017	3,423	2,033	2,002	495	873	544

	2016	3,510	2,310	2,308	622	951	420

GOLDCORP  |  31

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31		Revenue ($ millions)	Gold produced (000’s of ounces)	Gold sold (000’s of ounces)	Total cash costs: by- product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from mine operations ($ millions) (5)
Peñasquito	2017	314	83	68	(629)	571	64

	2016	362	183	185	205	487	102

Cerro Negro	2017	173	130	123	381	672	32

	2016	90	66	70	778	1,024	(19)

Pueblo Viejo (4)	2017	166	122	125	390	496	101

	2016	168	127	132	202	311	130

Red Lake	2017	75	59	58	833	1,116	2

	2016	87	88	76	608	932	11

Éléonore	2017	108	84	85	828	1,043	(2)

	2016	82	65	69	965	1,075	(23)

Porcupine	2017	100	76	78	661	900	10

	2016	76	66	63	733	985	23

Musselwhite	2017	83	67	64	535	735	38

	2016	87	75	74	511	696	37

Other mines (2)	2017	61	25	32	1,094	1,213	23

	2016	194	91	99	544	677	(18)

Other (3)	2017	—	—	—	—	91	(1)

	2016	—	—	—	—	59	39

Attributable segment total (4)	2017	1,080	646	633	462	870	267

	2016	1,146	761	768	481	747	282

Less associates and joint venture	2017	(227)	(147)	(157)	(534)	(641)	(123)

	2016	(248)	(153)	(159)	(177)	(282)	(154)

Total - Consolidated	2017	853	499	476	438	945	144

	2016	898	608	609	561	869	128

(1)

Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.13 per silver ounce (2016 – $4.09 per silver ounce) sold to Wheaton). If silver, copper, lead and zinc were treated as co-products, total cash costs for the three months and year ended December 31, 2017 would have been $627 and $660 per ounce of gold, respectively (three months and year ended December 31, 2016 – $619 and $649, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 45).

(2)

As described above, the Company’s investments in Marlin, Alumbrera and Leagold are included in ‘Other’ for segment reporting purposes.    They have been disclosed separately in these tables, in ‘Other mines’, along with Los Filos up to the date of its disposal on April 7, 2017, to provide visibility into the impact of the Company’s corporate administration expense on AISC.

(3)

For the purpose of calculating AISC, the Company included corporate administration expense, capital expenditures incurred at the Company’s regional and head office corporate offices and regional office exploration expense as corporate AISC in the “Other” category. These costs are not allocated to the individual mine sites as the Company measures its operations’ performance on AISC directly incurred at the mine site. AISC for Other was calculated using total corporate expenditures and the Company’s total attributable gold sales ounces.

(4)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión throughout this document. Total cash costs: by-product and AISC are non-GAAP performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 45-54 of this report.

(5)

During the year ended December 31, 2017, the Company recognized an impairment expense of $244 million ($23 million, net of tax) in respect of certain CGUs. Earnings from mine operations is prior to the impairment expense. See page 15 of this report for further detail.

GOLDCORP  |  32

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Peñasquito, Mexico (100%-owned)

	Three months ended December 31			Year ended December 31
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	9,582	9,243	4%	37,083	34,112	9%

Mill head grade

Gold grade (grams/tonne)	0.47	0.95	(51)%	0.66	0.70	(6)%

Silver grade (grams/tonne)	24.48	21.98	11%	23.51	22.98	2%

Lead grade	0.25%	0.20%	25%	0.23%	0.22%	5%

Zinc grade	0.66%	0.58%	14%	0.64%	0.54%	19%
Mill Recovery Rate

Gold recovery	63%	69%	(9)%	66%	63%	5%

Silver recovery	83%	81%	2%	82%	79%	4%

Lead recovery	73%	78%	(6)%	74%	72%	3%

Zinc recovery	81%	80%	1%	81%	77%	5%
Payable Metal Produced

Gold (thousands of ounces)	83	183	(55)%	476	465	2%

Silver (thousands of ounces)	5,501	4,830	14%	21,505	17,903	20%

Lead (thousands of pounds)	36,500	29,600	23%	133,300	109,400	22%

Zinc (thousands of pounds)	96,500	78,300	23%	359,700	262,900	37%

Gold equivalent (thousands of ounces) (1)	259	347	(25)%	1,147	1,050	9%
Payable Metal Sold

Gold (thousands of ounces)	68	185	(63)%	472	449	5%

Silver (thousands of ounces)	4,988	5,038	(1)%	21,399	17,592	22%

Lead (thousands of pounds)	33,400	33,600	(1)%	128,200	110,000	17%

Zinc (thousands of pounds)	94,400	70,500	34%	361,000	259,800	39%

Total Cash Costs: By-product (per ounce)	$(629)	$205	(407)%	$(106)	$483	(122)%

Total Cash Costs: Co-product (per ounce)	$809	$598	35%	$678	$780	(13)%

AISC (per ounce)	$571	$487	17%	$370	$937	(61)%

Financial Data (in millions)
Revenues (2)	$314	$362	(13)%	$1,400	$1,044	34%

Production costs	$187	$182	3%	$751	$698	8%

Depreciation and depletion	$63	$78	(19)%	$279	$243	15%

Earnings from mine operations	$64	$102	(37)%	$370	$103	259%

Expenditures on mining interests (cash basis)	$229	$64	258%	$537	$235	129%

– Sustaining	$78	$49	59%	$213	$195	9%

– Expansionary	$151	$15	907%	$324	$40	710%

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,250 per ounce of gold; by-product metal prices of $19.00 per ounce of silver; $0.90 per pound of zinc; and $0.80 per pound of lead (2016 – $1,100; $16.50; $0.95; and $0.90, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Wheaton at $4.13 per ounce (2016 – $4.09 ounce). The remaining 75% of silver ounces are sold at market rates.

GOLDCORP  |  33

(in United States dollars, tabular amounts in millions, except where noted)

Fourth Quarter Operating and Financial Highlights

Gold production for the three months ended December 31, 2017 was lower than the same period in the prior year as a result of the planned transition from the higher grade area of Phase 5 at the bottom of the Peñasco pit to lower grade ore from the beginning of Phase 6 and lower grade stockpiles. Higher grade ore was processed from phase 5D in the three months ended December 31, 2016. It is expected that production will revert back to higher grade ore in 2019 when the Phase 6 stripping program exposes higher grade ore in the Peñasco pit. Improved productivity driven by the implementation of a new management operating system resulted in higher tonnes processed and better ore delivery to the primary crusher during the three months ended December 31, 2017 compared to the same period in the prior year.

Earnings from operations for the three months ended December 31, 2017 were lower than the same period in the prior year primarily due to lower gold production, partially offset by 27% higher zinc and 17% higher lead prices, higher zinc sales, and lower depreciation. Production costs remained in line with the same period in the prior year as cost optimization efforts were offset by market increases for diesel and electrical prices.

AISC for the three months ended December 31, 2017 were higher than the same period in the prior year due to lower gold production and higher planned sustaining capital expenditures, partially offset by higher by-product metal credits. Sustaining capital expenditures were higher than the same period in the prior year due to work on the center line raise, dewatering wells relocation and the purchase of mining equipment.

Annual Operating and Financial Highlights

Gold production for the year ended December 31, 2017 was comparable with the prior year, while gold equivalent production was higher because of higher metal recoveries and higher by-product metal grades, in particular zinc. The higher throughput and metal recoveries in 2017 were driven by improvements at Peñasquito’s mill from improved equipment reliability and higher float cell recoveries. The year ended December 31, 2016 also included a prolonged period of maintenance which reduced tonnes milled.

Earnings from operations increased significantly for the year ended December 31, 2017 compared to the prior year, driven by consistent operations and by 36% higher zinc and 24% higher lead prices, partially offset by higher depreciation and depletion. Production costs were higher compared to the same period in the prior year due to market increases in diesel and electrical prices in 2017, a one-time charge related to the oxide heap leach operation in the first quarter of 2017, and higher sustainability costs associated with supporting the nearby communities in 2017.

AISC was lower for the year ended December 31, 2017 compared to the prior year due to higher by-product revenues, partially offset by planned higher sustaining capital expenditures. Sustaining capital expenditures increased related to work on the center line raise and the purchase of mining equipment.

Expansionary capital of $324 million for the year ended December 31, 2017 included $289 million and $30 million relating to the Pyrite Leach Project and Chile Colorado pre-stripping, respectively (see the Project Pipeline section below).

Cerro Negro, Argentina (100%-owned)

	Three months ended December 31			Year ended December 31
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	264	166	59%	1,031	827	25%

Mill Gold grade (grams/tonne)	16.74	14.43	16%	14.31	14.35	—%

Mill Silver grade (grams/tonne)	154.8	112.7	37%	126.5	132.1	(4)%

Gold recovery rate	97%	96%	1%	96%	95%	1%

Silver recovery rate	86%	88%	(2)%	86%	87%	(1)%

Gold Produced (thousands of ounces)	130	66	97%	452	363	25%

Silver Produced (thousands of ounces)	1,079	478	126%	3,504	3,087	14%

Gold equivalent ounces produced (thousands of ounces)(1)	147	73	101%	506	410	23%

Gold Sold (thousands of ounces)	123	70	76%	436	382	14%

GOLDCORP  |  34

(in United States dollars, tabular amounts in millions, except where noted)

Silver Sold (thousands of ounces)	1,010	540	87%	3,370	3,308	2%

Total Cash Costs: By-product (per ounce)	$381	$778	(51)%	$457	$505	(10)%

Total Cash Costs: Co-product (per ounce)	$457	$810	(44)%	$523	$574	(9)%

AISC (per ounce)	$672	$1,024	(34)%	$684	$705	(3)%

Financial Data (in millions)

Revenues	$173	$90	92%	$609	$532	14%

Production costs	$64	$64	—%	$258	$249	4%

Depreciation and depletion	$77	$45	71%	$267	$217	23%

Earnings from mine operations	$32	$(19)	n/a	$84	$66	27%

Expenditures on mining interests (cash basis)	$29	$22	32%	$87	$97	(10)%

– Sustaining	$29	$15	93%	$79	$68	16%

– Expansionary	$—	$7	(100)%	$8	$29	(72)%

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,250 per ounce of gold and a by-product metal price of $19.00 per ounce of silver (2016 – $1,100 and $16.50, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

Fourth Quarter Operating and Financial Highlights

Gold production for the three months ended December 31, 2017 was higher than the same period in the prior year due to higher productivity in alignment with the Cerro Negro’s ramp-up and productivity improvement plan. The productivity improvement plan, which was implemented in the fourth quarter of 2016, has been focused on improving maintenance, operator skills, and supply chain processes, and has generated positive results across the mine. The consistent supply of 4,000 tonnes per day to the mill is expected to be achieved during the second half of 2018.

Mariana Norte design and development work continues per plan, with ore production expected during the second half of 2018 to supplement declining production from Eureka in 2019. The development of the Emilia vein is expected to continue in 2018.

Earnings from operations for the three months ended December 31, 2017 were higher than the same period in the prior year due to higher gold production, driven by the productivity improvement plan, partially offset by higher depreciation and depletion. Production costs for the three months ended December 31, 2017 were in line with the same period in the prior year, despite 59% higher tonnes milled, due to effective cost control measures offsetting Argentine inflation, which outpaced the currency devaluation.

AISC for the three months ended December 31, 2017 were lower than the same period in the prior year due to higher gold production, partially offset by planned higher sustaining capital related to increased development and tailings area expansion.

GOLDCORP  |  35

(in United States dollars, tabular amounts in millions, except where noted)

Annual Operating and Financial Highlights

Gold production for the year ended December 31, 2017 was higher than the prior year due to higher productivity, in alignment with the Cerro Negro’s ramp-up and productivity improvement plan.

Earnings from operations for the year ended December 31, 2017 were higher than the prior year due to higher gold equivalent production, partially offset by higher depreciation and depletion. Excluding an export subsidy of $11 million in the third quarter of 2016 which has since been eliminated, production costs for the year ended December 31, 2017 were in line with the same period in the prior year, despite higher tonnes mined and processed. Management continues to implement cost control measures to offset Argentinian inflation of 21% in 2017 and the changes in the Argentine peso/USD exchange rate which devalued 12% based on average 2016-2017 exchange rates. Depreciation and depletion was higher as a result of the 25% higher milled tonnes.

AISC for the year ended December 31, 2017 were lower than the prior year as a result of higher gold production, which was partially offset by higher sustaining capital expenditures related to increased development and tailings area expansion.

Pueblo Viejo, Dominican Republic (40%-owned)

(tabular amounts below represent Goldcorp’s proportionate 40% share)

	Three months ended December 31			Year ended December 31
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	915	826	11%	3,194	3,018	6%

Mill head grade (grams/tonne)	4.52	5.07	(11)%	4.57	5.28	(13)%

Recovery rate	92%	93%	(1)%	92%	91%	1%

Gold Produced (thousands of ounces)	122	127	(4)%	433	467	(7)%

Gold Sold (thousands of ounces)	125	132	(5)%	429	467	(8)%

Total Cash Costs: By-product (per ounce)	$390	$202	93%	$400	$343	17%

Total Cash Costs: Co-product (per ounce)	$420	$252	67%	$438	$380	15%

AISC (per ounce)	$496	$311	59%	$517	$439	18%

Financial Data (in millions) (1)

Revenues	$166	$168	(1)%	$569	$607	(6)%

Production costs	$55	$35	57%	$199	$185	8%

Depreciation and depletion	$10	$3	233%	$39	$35	11%

Earnings from mine operations	$101	$130	(22)%	$331	$387	(14)%

Expenditures on mining interests (cash basis)	$12	$12	—%	$46	$40	15%

– Sustaining	$12	$12	—%	$46	$40	15%

– Expansionary	$—	$—	n/a	$—	$—	n/a

(1)

The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three month period and year ended December 31, 2017, the Company’s equity earnings from Pueblo Viejo were $27 million and $142 million, respectively (three month period and year ended December 31, 2016 – equity earnings of $60 million and $169 million, respectively).

(2)	Earnings from mine operations is reported prior to any impairment/ impairment reversals. See page 15 of this MD&A for details.

Fourth Quarter Operating and Financial Highlights

Gold production for the three months ended December 31, 2017 was lower than the same period in the prior year primarily due to lower grades, partially offset by higher tonnage processed. Ore mined increased in comparison with the three months ended December 31, 2016 primarily due to the commencement of a new phase in the Moore pit which allowed for higher fleet efficiency. The decrease in head grade was attributable to the mining sequence, as the prior year higher grade ore was primarily from Moore pit phase 2. Tonnes milled increased in comparison with the three months ended December 31, 2016 primarily due to improvements in the autoclaves and grinding areas in 2017. During the fourth quarter of 2017, monthly production records were set for the crushing and grinding circuit and the autoclave circuit.

GOLDCORP  |  36

(in United States dollars, tabular amounts in millions, except where noted)

Earnings from mine operations for the three months ended December 31, 2017 were lower and AISC were higher than the same period in the prior year primarily due to higher production costs, lower gold sales, and lower by-product silver credits. Production costs for the three months ended December 31, 2017 were higher than the same period in the prior year primarily due to 2016 costs being positively impacted by an insurance credit from an oxygen plant failure in 2015, higher power costs as a consequence of higher usage resulting from increased tonnage processed, higher fuel costs attributed primarily to increased market prices, and higher contractors and site costs.

Annual Operating and Financial Highlights

Gold production for the year ended December 31, 2017 was lower than the prior year primarily due to lower grades, partially offset by higher gold recovery and higher tonnage processed. The decrease in head grade was attributable to the mining sequence, as higher grade ore in the prior year was primarily from Moore pit. The higher gold recovery in the year ended December 31, 2017 was a result of improved carbon management and reagent cyanide addition compared to the year ended December 31, 2016. Tonnes milled increased in comparison with the year ended December 31, 2016 due to reduction of unplanned maintenance shutdowns and optimization of autoclave operations.

GOLDCORP  |  37

(in United States dollars, tabular amounts in millions, except where noted)

Earnings from mine operations for the year ended December 31, 2017 were lower and AISC were higher than the prior year primarily due to lower gold sales driven by lower production volume, higher production costs, and higher sustaining capital expenditures, partially offset by higher by-product silver credits. The increase in production costs for the year ended December 31, 2017 was primarily attributable to 2016 costs having been positively impacted by an insurance credit from an oxygen plant failure in 2015, higher power costs as a consequence of higher usage resulting from increased tonnage processed and higher fuel costs. AISC were also higher due to higher sustaining capital as a result of spending related to the addition of mining equipment, a power substation, and plant maintenance projects.

Red Lake, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	209	170	23%	623	646	(4)%

Mill head grade (grams/tonne)	9.76	15.04	(35)%	11.60	16.18	(28)%

Recovery rate	94%	96%	(2)%	94%	96%	(2)%

Gold Produced (thousands of ounces)	59	88	(33)%	209	324	(35)%

Gold Sold (thousands of ounces)	58	76	(24)%	208	313	(34)%

Total Cash Costs: By-product (per ounce)	$833	$608	37%	$866	$582	49%

AISC (per ounce)	$1,116	$932	20%	$1,181	$872	35%

Financial Data (in millions)

Revenues	$75	$87	(14)%	$264	$388	(32)%

Production costs	$48	$43	12%	$180	$179	1%

Depreciation and depletion	$25	$33	(24)%	$87	$123	(29)%

Earnings from mine operations	$2	$11	(82)%	$(3)	$86	n/a

Expenditures on mining interests (cash basis)	$25	$24	4%	$80	$100	(20)%

– Sustaining	$14	$22	(36)%	$60	$78	(23)%

– Expansionary	$11	$2	450%	$20	$22	(9)%

(1)	Earnings from mine operations is reported prior to any impairment/ impairment reversals. See page 15 of this MD&A for details.

Fourth Quarter Operating and Financial Highlights

Gold production for the three months ended December 31, 2017 was lower than the same period in the prior year due to lower grades, as a proportionately lower amount of ore was sourced from the High Grade Zone, partially offset by higher tonnes. With the increased use of bulk mining methods, the milling rate of 2,270 tonnes per day achieved in the fourth quarter of 2017 was the highest rate achieved at Red Lake since the beginning of 2013. The investment to optimize the long term value of the Red Lake camp as a higher tonnage, lower grade operation will continue throughout 2018.

During the three months ended December 31, 2017, the site continued with higher underground development rates, achieving 39 meters per day, an 18% increase over the same period in the prior year. This is expected to liberate more ore in future periods and support the transition to bulk mining as the High Grade Zone is depleted. The Red Lake mill continued operations in the fourth quarter of 2017 to supplement the Campbell mill and will be used in 2018 to provide operational flexibility to accommodate higher ore tonnages when required.

Red Lake’s earnings from mine operations for the three months ended December 31, 2017 were lower than the same period in the prior year as lower gold sales were partially offset by lower depreciation and depletion.

AISC for the three months ended December 31, 2017 were higher than the same period in the prior year due to lower gold sales while production costs were higher as a result of higher operating development costs. Higher production costs per ounce were partially offset by lower sustaining capital.

Annual Operating and Financial Highlights

Gold production for the year ended December 31, 2017 was lower than the prior year due to lower grade and lower tonnes as the mine focused on accelerated development, increased bulk mining and a significant cost and infrastructure rationalization program.

GOLDCORP  |  38

(in United States dollars, tabular amounts in millions, except where noted)

Red Lake’s loss from mine operations for the year ended December 31, 2017 was lower than earnings in the same period in the prior year due to the lower gold sales, partially offset by lower depreciation and depletion associated with the lower gold production.

AISC for the year ended December 31, 2017 were higher than the prior year due to lower gold sales while production costs remained relatively unchanged.

Expansionary capital expenditures relate to the Cochenour Project (see the Project Pipeline section below).

Éléonore, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	460	399	15%	1,812	1,688	7%

Mill head grade (grams/tonne)	6.32	5.50	15%	5.67	5.48	3%

Recovery rate	92%	90%	2%	92%	90%	2%

Gold Produced (thousands of ounces)	84	65	29%	305	274	11%

Gold Sold (thousands of ounces)	85	69	23%	299	278	8%

Total Cash Costs: By-product (per ounce)	$828	$965	(14)%	$841	$875	(4)%

AISC (per ounce)	$1,043	$1,075	(3)%	$1,095	$981	12%

Financial Data (in millions)

Revenues	$108	$82	32%	$377	$346	9%

Production costs	$70	$66	6%	$251	$243	3%

Depreciation and depletion	$40	$39	3%	$137	$146	(6)%

Earnings from mine operations	$(2)	$(23)	(91)%	$(11)	$(43)	(74)%

Expenditures on mining interests (cash basis)	$26	$32	(19)%	$110	$94	17%

– Sustaining	$17	$8	113%	$71	$28	154%

– Expansionary	$9	$24	(63)%	$39	$66	(41)%

Fourth Quarter Operating and Financial Highlights

Gold production for the three months ended December 31, 2017 was higher than the same period in the prior year due to an increase in gold grade in line with planned mine sequencing and higher tonnes milled. For the three months ended December 31, 2017 milled tonnes increased by 15% compared to the same period in the prior year as earlier development efforts opened additional mining fronts in the fourth quarter of 2017 and the mine continued its ramp up. In order to maximize sustainable production, the focus continued to be on accelerating development in order to open up new mining fronts, increasing capacity for mining tonnes on lower horizons and increasing flexibility in the mine. The mine is on pace to achieve optimum sustainable gold production rates by the second half of 2018.

The loss from operations for the three months ended December 31, 2017 was lower than the same period in the prior year as higher revenue from higher gold production was partially offset by higher production costs as a result of an increase in tonnes milled and higher operating development costs related to the mine sequencing.

AISC for the three months ended December 31, 2017 were lower than the same period in the prior year due to higher gold sales, partially offset by an increase in sustaining capital expenditures from the increased development work and expenditures on the mine waste pad, all of which were planned for the fourth quarter of 2017.

Annual Operating and Financial Highlights

Gold production for the year ended December 31, 2017 was higher than the prior year due to an expected increase in grade and mined tonnes as Éléonore continued its ramp up to optimized production levels. Acceleration of development efforts in 2017 contributed to this ramp up and remain a focus in order to open up new mining fronts and increase the mining capacity in deeper mining horizons.

GOLDCORP  |  39

(in United States dollars, tabular amounts in millions, except where noted)

The loss from operations for the year ended December 31, 2017 was lower than the prior year as higher revenue from higher gold production was partially offset by higher production costs as a result of higher tonnes mined and higher operating development costs related to the mine sequencing.

AISC for the year ended December 31, 2017 were higher than the prior year due to a planned increase in sustaining capital expenditures as a result of an increase in development work and expenditures on the tailings cell and expansion of the waste pad.

Expansionary capital expenditures continued to decrease with the completion of the majority of the infrastructure required to support the designed throughput.

Porcupine, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	954	808	18%	3,289	3,491	(6)%

Mill head grade (grams/tonne)	2.82	2.78	1%	2.81	2.64	6%

Recovery rate	92%	92%	—%	92%	92%	—%

Gold Produced (thousands of ounces)	76	66	15%	272	277	(2)%

Gold Sold (thousands of ounces)	78	63	24%	270	275	(2)%

Total Cash Costs: By-product (per ounce)	$661	$733	(10)%	$754	$688	10%

AISC (per ounce)	$900	$985	(9)%	$979	$898	9%

Financial Data (in millions)

Revenues	$100	$76	32%	$341	$343	(1)%

Production costs	$54	$46	17%	$209	$189	11%

Depreciation and depletion	$36	$7	414%	$122	$63	94%

Earnings from mine operations	$10	$23	(57)%	$10	$91	(89)%

Expenditures on mining interests (cash basis)	$35	$21	67%	$109	$62	76%

– Sustaining	$14	$15	(7)%	$47	$46	2%

– Expansionary	$21	$6	250%	$62	$16	288%

(1)	Earnings from mine operations is reported prior to any impairment/ impairment reversals. See page 15 of this MD&A for details.

Fourth Quarter Operating and Financial Highlights

Gold production for the three months ended December 31, 2017 was higher than the same period in the prior year due to the investment in additional development at Hoyle Pond which increased the mined tonnes from Hoyle by over 20% year over year, and positively impacted the average milled grade. The investment in additional development is to enable higher long-term sustainable mining rates at Hoyle Pond underground. The Dome mine also contributed to higher grade ore tonnes as final stopes were mined out as part of the mine closure plan. The Dome mine officially closed on December 31, 2017.

Earnings from mine operations for the three months ended December 31, 2017 were lower than the same period in the prior year due to higher production costs as a result of higher expensed development costs and higher depreciation and depletion, partially offset by higher production. Depreciation and depletion increased compared to the same period in the prior year as a result of incremental depletion from the Hoyle Deep winze which completed construction in 2016.

AISC for the three months ended December 31, 2017 were lower than the same period in the prior year due to higher production, partially offset by higher production costs.

Annual Operating and Financial Highlights

Gold production was slightly lower for the year ended December 31, 2017 compared to the prior year due to the completion of processing of surface stockpiles in the first quarter of 2016, partially offset by higher Hoyle Pond production rates in the second half of 2017.

Earnings from mine operations for the year ended December 31, 2017 were lower than the prior year due to lower sold ounces, higher production costs as a result of higher expensed development costs and higher depreciation and depletion. Depreciation and

GOLDCORP  |  40

(in United States dollars, tabular amounts in millions, except where noted)

depletion increased compared to the prior year as a result of incremental depletion from the Hoyle Deep winze which completed construction in 2016.

AISC for the year ended December 31, 2017 were higher than the prior year due to higher production costs and higher sustaining capital.

Expansionary capital relates to the development and construction activities at the Borden project and, effective October 1, 2017, the Century project (see the Project Pipeline section below).

Musselwhite, Canada (100%-owned)

	Three months ended December 31			Year ended December 31
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	309	348	(11)%	1,221	1,188	3%

Average mill head grade (grams/tonne)	6.96	7.13	(2)%	6.20	7.17	(14)%

Average recovery rate	96%	95%	1%	96%	96%	—%

Gold Produced (thousands of ounces)	67	75	(11)%	236	261	(10)%

Gold Sold (thousands of ounces)	64	74	(14)%	232	260	(11)%

Total Cash Costs: By-product (per ounce)	$535	$511	5%	$620	$538	15%

AISC (per ounce)	$735	$696	6%	$774	$678	14%

Financial Data (in millions)

Revenues	$83	$87	(5)%	$293	$321	(9)%

Production costs	$35	$38	(8)%	$144	$140	3%

Depreciation and depletion	$10	$12	(17)%	$41	$59	(31)%

Earnings from mine operations	$38	$37	3%	$108	$122	(11)%

Expenditures on mining interests (cash basis)	$22	$18	22%	$58	$37	57%

– Sustaining	$11	$12	(8)%	$26	$29	(10)%

– Expansionary	$11	$6	83%	$32	$8	300%

Fourth Quarter Operating and Financial Highlights

Gold production for the three months ended December 31, 2017 was lower than the same period in the prior year due to the prior year period exceeding average mining rates and grades due to sequencing. Tonnes mined in the three months ended December 31, 2017 were in line with plan.

Earnings from operations for the three months ended December 31, 2017 were consistent with the same period in the prior year as lower revenues were offset by decreases in production costs and depreciation and depletion.

AISC for the three months ended December 31, 2017 were higher than the same period in the prior year due to lower gold production, partially offset by lower production costs.

Annual Operating and Financial Highlights

Gold production for the year ended December 31, 2017 was lower than the prior year due to lower grade, partially offset by higher tonnes mined. Lower grades were the result of planned mining sequence and higher dilution in the first half of the year as a result of the impact of mining larger stopes. In the second quarter of 2017, revised stope designs reduced dilution to be in line with life of mine expectations.

Earnings from operations for the year ended December 31, 2017 were lower than the prior year due to decreased revenue from lower gold sales, partially offset by lower depreciation and depletion.

AISC for year ended December 31, 2017 were higher than the prior year primarily due to lower gold production and higher production costs.

Expansionary capital expenditures relate to the Materials Handling project (see the Project Pipeline section below).

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(in United States dollars, tabular amounts in millions, except where noted)

PROJECT PIPELINE

The current anticipated milestones for 2017 through 2021 for the Company’s numerous projects are outlined below:

Expenditures relating to projects for the three months and years ended December 31, 2017 and 2016 were as follows (in millions):

	Three Months Ended December 31		Years Ended December 31
	2017	2016	2017	2016
Peñasquito	$151	$17	$324	$38

Musselwhite	11	6	32	8

Porcupine	21	6	70	16

Red Lake	11	4	21	31

Eleonore (1)	9	24	39	66

Cerro Negro	—	7	8	29

Other	30	10	71	28
Total	$233	$74	$565	$216

(1)	Eleonore’s 2017 expansionary capital relates primarily to the water treatment plant, which was commissioned in the third quarter of 2017.

Of the $233 million and $565 million of project expenditures for the three months and year ended December 31, 2017 (2016 - $74 million and $216 million for the three months and year ended December 31, 2016), $233 million and $554 million ($60 million and $186 million for the three months and year ended December 31, 2016) were included in expenditures on mining interests as expansionary capital. Certain Coffee expenditures have been expensed as exploration, whereas HG Young and certain Century costs have been expensed as non-sustaining project costs.

Peñasquito: Pyrite Leach Project

At Peñasquito, the PLP is 62% complete and is expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. The PLP is expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine.

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(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite: Materials Handling Project

At Musselwhite, the Materials Handling project is advancing as planned and has achieved 53% completion with detailed engineering mostly completed. Capital costs of the project are tracking 10% below budget and commissioning is expected, on plan, in the first quarter of 2019.

Porcupine: Century Project

At Century, the base case pre-feasibility study was completed in the third quarter of 2017 on the following:

Century Project - Base Case Pre-feasibility Study
Mine Life	14 years
Contained Gold Ounces	5,710,000
Plant Size	50,000 t/d
Gold Grade (diluted)	0.87 g/t
Gold Recovery	88%
Strip Ratio (waste to ore)	4.5:1
Operating Costs (Mining, Process, G&A)	US$17 to US$18/tonne processed
Initial Capex(1)	US$950 to US1,050 million
Sustaining Capital and Tailings Expansion	US$350 to US$400 million

(1) Includes 10% contingency

The base case pre-feasibility study is based on a total mineral reserve estimate of 5.7 million ounces of gold, including 1.0 million ounces of previously reported mineral reserves from the Pamour pit, which have been integrated into the proposed Century project. However, the study excludes approximately 1.0 million ounces of inferred mineral resources within the existing Dome reserve pit design, for which the Company expects a portion to be converted following additional drilling. In 2018, Goldcorp will conduct a series of trade-off studies to further optimize the project with a focus on evaluating the latest technologies to reduce project footprint and improve mining and processing efficiencies. Ore sorting technologies, co-mingling of tailings with waste rock (Eco-Tails) to reduce water use, conveying of rock from the pit, electrical and/or autonomous equipment, and optimized process plant design will all be studied as part of this process. The optimized pre-feasibility is expected to be completed in the second half of 2018. Goldcorp considers Century to be a project with low execution risk in a proven mining district.

Porcupine: Borden Project

At Borden, construction of surface infrastructure to support the development of the exploration ramp has been completed. The current infrastructure can support the mine once in production. Ramp development has reached 680 meters and is on schedule. The bulk sample is expected to commence in the fourth quarter of 2018. Bulk sample extraction and critical mine production development will be conducted concurrently. The mine is expected to begin commercial production in the second half of 2019 and is expected to comprise approximately one-third of Porcupine’s production in 2020.

Coffee Project

Since the acquisition of the Coffee project (100% owned, Canada) in July 2016, the Company has accelerated and expanded the scope of exploration in this developing new gold camp. Goldcorp acquired the project not only for the high-grade Coffee gold deposit, but also to participate in the development of the growing mineral wealth within the highly prospective Tintina Gold Province which is estimated to be endowed with approximately 150 million ounces of gold across the Yukon and Alaska.

The project proposal was submitted to Yukon’s Environmental and Socio-economic Assessment Board on December 6, 2017 after Goldcorp completed additional consultation with the affected First Nations. Impact Benefit Agreement discussions are ongoing with the potentially impacted First Nations.

Goldcorp entered into an agreement with a vendor for the engineering and development of the Coffee project. Engineering is now 15% complete with the target of being 90% complete by the time the final regulatory approval is received.

Red Lake: Cochenour Project

The Company completed the pre-feasibility study in the third quarter of 2017, which resulted in an initial mineral reserve estimate of 0.15 million ounces. As the understanding of the Cochenour deposit continues to advance, the Company expects that further mineral resources will be converted into mineral reserves to ensure a constant production level in future years. Cochenour has 0.3

GOLDCORP  |  43

(in United States dollars, tabular amounts in millions, except where noted)

million ounces of measured and indicated mineral resources and 2.0 million ounces of inferred mineral resources. The new mine plan at Cochenour is expected to contribute 5,000-10,000 ounces in 2018 and approximately 30,000 to 50,000 ounces annually to the overall production at the Red Lake camp once in full production, which is expected in 2019. The production profile remains based on a starter mine approach, and Cochenour continues to have potential through expansion at depth and laterally to further increase annual production.

The study also concluded the preferred backfill system was pastefill and the preferred material handling system would be the high speed tram which will move the ore across to the existing shaft at Campbell. The material handling system is expected to be completed by the end of 2018.

Red Lake: HG Young Project

During 2017, the Company updated the geological interpretation and block models which upgraded the structural understanding of the mineralized system. The Company also completed a study concluding that the preferred access would be underground access from the Campbell mine on either the 14 level and/or 21 level based primarily on the favorable drilling results obtained between 8 and 21 levels and the potential for continuity at lower levels as the deposit is open at depth. The updated mineral resource estimate provided 0.2 million ounces of measured and indicated mineral resources and 0.3 million ounces of inferred mineral resources.

Based on the positive overall results of the study, the Company is investing in a further study with the goal to double the current resource by 2019, primarily through infill drilling and extending the deposit at depth. Expenditures will primarily be related to development on the 14 and 21 levels to provide drilling platforms and additional drilling. In the event of a positive outcome of the further study, the Company expects to commence the development of the preferred material handling system in order to facilitate production and would expect to provide parameters for a starter mine by late 2019.

During the fourth quarter of 2017, development and rehabilitation works were started on 14 level, and infrastructure upgrades to ventilation and electrical systems were completed, in preparation for conducting diamond drilling.

Norte Abierto Project

Norte Abierto (50% owned, Chile) has hired a dedicated project team based in Santiago and Copiapo. Since the acquisition in mid-2017, work has commenced on key areas including geology, studies, community relations, and environmental monitoring. A key milestone for the project was reached on December 29, 2017 when a 3-year voluntary easement was signed with a local community which enables site access, drilling, and baseline studies on all concessions owned by the project.

In 2018, the project will continue progressing through the initial stage of planned studies with key focus areas including:

•	Geological review and geologic models update for both Cerro Casale and Caspiche;

•	Drilling campaign including infill, definition, geotechnical and metallurgical drilling for Cerro Casale and Caspiche;

•	District exploration program underway to review prospects and identify targets including the satellite oxide pits at Cerro Casale for the upcoming drilling season;

•	Trade-off engineering studies;

•	Understanding the application of Goldcorp’s patented Concentrate Enrichment Process to optimize concentrate quality; and

•	Engaging various stakeholders and initiating a permitting strategy for the combined operation.

The lessons learned as part of the prefeasibility study at NuevaUnión will be beneficial as the joint operation advances through the pre-feasibility stage. The joint operation will control more than 20,000 hectares of mineral properties, which contain a combined gold mineral reserve and resource estimate of 23.2 million ounces of proven and probable reserves, 26.7 million ounces of measured and indicated resources, and 7.8 million ounces of inferred resources and a combined copper mineral reserve and resource estimate of 5.8 billion pounds of proven and probable reserves, 13 billion pounds of measured and indicated resources, and 2.7 billion pounds of inferred resources (100% basis).

NuevaUnión Project

NuevaUnión (50% owned, Chile) expects the pre-feasibility study to be completed in the first quarter of 2018. There has been considerable progress made to date to combine the Relincho and El Morro projects and consolidate infrastructure, which is expected to result in a more robust combined project with a reduced environmental footprint, substantially reduced capital expenditures and an optimized plan including innovative technologies such as an autonomous mining fleet, low energy consumption process plant design, and hybrid conveyance system. While the pre-feasibility study remains to be finalized, the many

GOLDCORP  |  44

(in United States dollars, tabular amounts in millions, except where noted)

trade-off studies completed as part of the process have resulted in incorporating several value enhancing opportunities increasing confidence in the overall business case.

Goldcorp envisions a staged and internally financed capital program that would allow a large portion of the capital required to develop and construct future phases to be funded largely from internal cash flows.

2017 MINERAL RESERVES AND MINERAL RESOURCES UPDATE

Goldcorp’s proven and probable gold mineral reserves as of June 30, 2017 totaled 53.5 million ounces compared to 42.3 million ounces as of June 30, 2016, an increase of 26%. The addition of 11.2 million ounces of gold mineral reserves during the period includes 5.6 million ounces converted from successful exploration and mine design optimization, primarily driven by the inaugural gold mineral reserve estimate of 4.7 million ounces at Porcupine’s Century Project. The balance of the increase in mineral reserves came as result of the acquisition of 50% of Cerro Casale net of non-core divestments including Los Filos and Camino Rojo(1) , which resulted in the addition of 8.4 million ounces, partially offset by 2.8 million ounces of depletion.

Measured and Indicated gold mineral resources remained relatively unchanged after giving effect to the impact of the successful conversion of indicated mineral resources into probable mineral reserves at Century, the addition of 50% of Caspiche and Cerro Casale, which added 13.3 million ounces, mainly offset by the sales of Los Filos and Camino Rojo(1), which together removed 17.5 million ounces. The sale of Cerro Blanco and San Nicolas also contributed to a reduction in measured and indicated mineral resources of 1.1 million ounces. Inferred mineral resources decreased to 20.0 million ounces from 22.5 million ounces, primarily as a result of the sale of Los Filos.

Mineral reserve estimates were based on a gold price of $1,200 per ounce while mineral resource estimates were based on a gold price of $1,400 per ounce. Gold price assumptions were unchanged from last year’s estimates. Complete mineral reserve and mineral resource information, including tonnes and grades for all metals and details of the assumptions used in the calculations, can be found at www.goldcorp.com.

(1)

Goldcorp removed Camino Rojo from its Mineral Reserve and Mineral Resource Estimates as of June 30, 2017 as the sale of Camino Rojo was pending, subject to the satisfaction of customary conditions precedent. The sale subsequently closed in the fourth quarter of 2017.

GOLDCORP  |  45

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, where applicable, the Company’s non-GAAP performance measures are disclosed on a per gold ounce basis.

The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión. The inclusion of NuevaUnión in the Company’s non-GAAP performance measures primarily impacts the Company’s adjusted operating cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and financial performance, and reflects the Company’s view of its core mining operations.

Non-GAAP Measure - Total Cash Costs: by-product

Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by-product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company’s stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2017	2016	2015
Gold (per ounce)	$1,250	$1,100	$1,200
Silver (per ounce)	$19	$15	$18
Copper (per pound)	$2.25	$2.53	$3.00
Lead (per pound)	$0.89	$0.80	$0.95
Zinc (per pound)	$1.00	$0.80	$1.00

GOLDCORP  |  46

(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Year ended December 31, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$751	$(929)	$132	$(4)	$(50)	472	$(106)

Cerro Negro	258	(58)	—	—	200	436	457

Pueblo Viejo	199	(28)	—	—	171	429	400

Red Lake	180	—	—	—	180	208	866

Éléonore	251	—	—	—	251	299	841

Porcupine	209	(1)	—	(5)	203	270	754

Musselwhite	144	—	—	—	144	232	620

Other mines	282	(131)	10	5	166	188	883

Corporate	(3)	—	—	3	—	—	—
TOTAL - Attributable basis	$2,271	$(1,147)	$142	$(1)	$1,265	2,534	$499

Less associates and joint ventures	(382)	124	(10)	(6)	(274)	(532)	(516)
Total - Consolidated	$1,889	$(1,023)	$132	$(7)	$991	2,002	$495
Year ended December 31, 2016:
	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$698	$(604)	$123	$—	$217	449	$483

Cerro Negro	249	(56)	—	—	193	382	505

Pueblo Viejo	185	(25)	—	—	160	467	343

Red Lake	179	(1)	2	2	182	313	582

Éléonore	243	—	—	—	243	278	875

Porcupine	189	—	—	—	189	275	688

Musselwhite	140	—	—	—	140	260	538

Other mines	599	(257)	21	(44)	319	445	716

Corporate	(46)	—	—	46	—	—	—
TOTAL - Attributable basis	$2,436	$(943)	$146	$4	$1,643	2,869	$573

Less associates and joint ventures	(370)	184	(21)	—	(207)	(561)	(371)
Total - Consolidated	$2,066	$(759)	$125	$4	$1,436	2,308	$622

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(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$187	$(251)	$25	$(4)	$(43)	68	$(629)

Cerro Negro	64	(17)	—	—	47	123	381

Pueblo Viejo	55	(6)	—	—	49	125	390

Red Lake	48	—	—	—	48	58	833

Éléonore	70	—	—	—	70	85	828

Porcupine	54	—	—	(3)	51	78	661

Musselwhite	35	—	—	—	35	64	535

Other mines	33	(22)	2	23	36	32	1,094

Corporate	(3)	—	—	3	—	—	—
TOTAL - Attributable basis	$543	$(296)	$27	$19	$293	633	$462

Less associates and joint ventures	(89)	28	(2)	(21)	(84)	(157)	(534)
Total - Consolidated	$454	$(268)	$25	$(2)	$209	476	$438
Three months ended December 31, 2016:
	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (thousands)	Total Cash Costs: by- product per ounce (2), (3)
Peñasquito	$182	$(180)	$36	$—	$38	185	$205

Cerro Negro	64	(9)	—	—	55	70	778

Pueblo Viejo	35	(8)	—	—	27	132	202

Red Lake	43	(1)	2	2	46	76	608

Éléonore	66	—	—	—	66	69	965

Porcupine	46	—	—	—	46	63	733

Musselwhite	38	—	—	—	38	74	511

Other mines	174	(83)	7	(44)	54	99	544

Corporate	(46)	—	—	46	—	—	—
TOTAL - Attributable basis	$602	$(281)	$45	$4	$370	768	$481

Less associates and joint ventures	(86)	66	(7)	—	(27)	(159)	(177)
Total - Consolidated	$516	$(215)	$38	$4	$343	609	$561

(1)

$18 million and $78 million in royalties are included in production costs for the three months and year ended December 31, 2017, respectively (three months and year ended December 31, 2016– $20 million and $69 million, respectively).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)

If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp’s share of total cash costs: co-product for the three months and year ended December 31, 2017, would be $627 and $660 per ounce of gold, $9.98 and $9.19 per ounce of silver, $2.67 and $2.30 per pound of copper, $0.78 and $0.71 per pound of zinc, and $0.76 and $0.79 per pound of lead, respectively (three months and year ended December 31, 2016 – $619 and $649 per ounce of gold, $8.73 and $10.17 per ounce of silver, $1.81 and $1.96 per pound of copper, $0.67 and $0.79 per pound of zinc, and $0.69 and $0.87 per pound of lead, respectively).

GOLDCORP  |  48

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – AISC

AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

As described above, AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s cash costs: by-product and which are reconciled to reported production costs in the tables above. The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Year ended December 31, 2017:

	Total cash costs: by- product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$(50)	$—	$3	$9	$213	$175	472	$370

Cerro Negro	200	—	12	8	79	299	436	684

Pueblo Viejo	171	—	—	4	46	221	429	517

Red Lake	180	—	5	1	60	246	208	1,181

Éléonore	251	—	3	2	71	327	299	1,095

Porcupine	203	—	3	11	47	264	270	979

Musselwhite	144	—	8	2	26	180	232	774

Other mines	166	—	1	13	5	185	188	983

Corporate (2)	—	158	3	—	29	190	—	75
TOTAL - Attributable basis	$1,265	$158	$38	$50	$576	$2,087	2,534	$824

Less associates and joint ventures	(274)	—	—	(15)	(49)	(338)	(532)	(637)
Total - Consolidated	$991	$158	$38	$35	$527	$1,749	2,002	$873

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(in United States dollars, tabular amounts in millions, except where noted)

Year ended December 31, 2016:

	Total cash costs: by- product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$217	$—	$2	$6	$195	$420	449	$937

Cerro Negro	193	—	1	7	68	269	382	705

Pueblo Viejo	160	—	—	4	40	204	467	439

Red Lake	182	—	11	2	78	273	313	872

Éléonore	243	—	—	2	28	273	278	981

Porcupine	189	—	2	9	46	246	275	898

Musselwhite	140	—	5	3	29	177	260	678

Other mines	319	—	9	24	27	379	445	848

Corporate (2)	—	187	2	—	26	215	—	75
TOTAL - Attributable basis	$1,643	$187	$32	$57	$537	$2,456	2,869	$856

Less associates and joint ventures	(207)	—	—	(12)	(41)	(260)	(561)	(466)
Total - Consolidated	$1,436	$187	$32	$45	$496	$2,196	2,308	$951
Three months ended December 31, 2017:
	Total cash costs: by- product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$(43)	$—	$1	$3	$78	$39	68	$571

Cerro Negro	47	—	5	2	29	83	123	672

Pueblo Viejo	49	—	—	—	12	61	125	496

Red Lake	48	—	3	—	14	65	58	1,116

Éléonore	70	—	—	1	17	88	85	1,043

Porcupine	51	—	1	3	14	69	78	900

Musselwhite	35	—	2	—	11	48	64	735

Other mines	36	—	—	2	2	40	32	1,213

Corporate (2)	—	46	1	—	10	57	—	91
TOTAL - Attributable basis	$293	$46	$13	$11	$187	$550	633	$870

Less associates and joint ventures	(84)	—	—	(2)	(14)	(100)	(157)	(641)
Total - Consolidated	$209	$46	$13	$9	$173	$450	476	$945

GOLDCORP  |  50

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31, 2016:

	Total cash costs: by -product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$38	$—	$—	$2	$49	$89	185	$487

Cerro Negro	55	—	1	1	15	72	70	1,024

Pueblo Viejo	27	—	—	1	12	40	132	311

Red Lake	46	—	2	—	22	70	76	932

Éléonore	66	—	—	1	8	75	69	1,075

Porcupine	46	—	—	—	15	61	63	985

Musselwhite	38	—	1	1	12	52	74	696

Other mines	54	—	3	6	6	69	99	677

Corporate (2)	—	38	1	—	6	45	—	59
TOTAL - Attributable basis	$370	$38	$8	$12	$145	$573	768	$747

Less associates and joint ventures	(27)	—	—	(3)	(13)	(43)	(159)	(282)
Total - Consolidated	$343	$38	$8	$9	$132	$530	609	$869

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.

(2)	AISC for Corporate is calculated using total corporate expenditures and the Company’s attributable gold sales ounces.

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings dam raises. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Expenditures on mining interests per consolidated financial statements	$409	$203	$1,075	$696

Payment of finance lease obligations per consolidated financial statements	1	1	6	5

Expenditures on mining interests by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión (1)	10	13	49	43
Goldcorp’s share of expenditures on mining interests and deposits	$420	$217	$1,130	$744

Sustaining capital expenditures	$187	$145	$576	$537

Expansionary capital expenditures	233	72	554	207
	$420	$217	$1,130	$744

(1)

Expenditures on mining interests by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP  |  51

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of exploration, evaluation and project costs in the consolidated financial statements to exploration and evaluation costs included in the calculation of Goldcorp’s AISC:

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Exploration, evaluation and project costs per the consolidated financial statements	$22	$10	$62	$34

Project exploration costs	—	(2)	(3)	(2)
Non-sustaining project costs	(9)	—	(21)	—
Exploration, evaluation and project costs per AISC	$13	$8	$38	$32

Non-GAAP Measure - Adjusted Operating Cash Flows

Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes, calculated on an attributable basis to include the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión’s operating cash flows before working capital changes. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.

Prior to April 1, 2017, adjusted operating cash flows was presented on an attributable basis using operating cash flows as shown on the Company’s statement of cash flows. In the second quarter of 2017, the Company revised its presentation of adjusted operating cash flows to present it on an attributable basis before working capital changes. The Company believes that this measure provides a better measure of the Company’s performance of its core business operations as the Company can experience changes in working capital from one period to another which, at times, are not indicative of the performance of the Company’s business operations.

The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Net cash provided by operating activities of continuing operations	$511	$239	$1,211	$799

Change in working capital	(188)	(23)	(145)	126

Adjusted operating cash flows provided by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión	78	90	278	316
Goldcorp’s share of adjusted operating cash flows	$401	$306	$1,344	$1,241

GOLDCORP  |  52

(in United States dollars, tabular amounts in millions, except where noted)

Non-GAAP Measure - EBITDA and Adjusted EBITDA

Earnings before interest, taxes and depreciation and amortization (“EBITDA”) is a non-GAAP financial measure which excludes the following items from net earnings:

•	income tax expense;
•	finance costs;
•	finance income; and
•	depreciation and depletion.

Adjusted EBITDA removes the impact of impairments or reversals of impairment and other non-cash expenses or recoveries and is calculated on an attributable basis to include the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión’s earnings before interest, taxes and depreciation and depletion. The non-cash expenses and recoveries are removed from the calculation of EBITDA as the Company does not believe they are reflective of the Company’s ability to generate liquidity and its core operating results.

The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of net earnings in the consolidated financial statements to EBITDA and Adjusted EBITDA:

GOLDCORP  |  53

(in United States dollars, tabular amounts in millions, except where noted)

	Year ended December 31			Three months ended December 31		Three months ended September 30		Three months ended June 30		Three months ended March 31
	2017	2016	2015	2017	2016	2017	2016	2017	2016	2017	2016
Net earnings	$658	$162	$(4,157)	$242	$101	$111	$59	$135	$(78)	$170	$80

Net loss (income) from discontinued operations	—	—	(46)	—	—	—	—	—	—	—	—

Income tax expense (recovery)	(465)	60	(485)	(341)	38	(19)	30	(57)	32	(48)	(40)

Depreciation and depletion	990	1,024	1,493	255	254	250	267	239	232	246	271

Finance income	(39)	(49)	(39)	(10)	(11)	(10)	(12)	(9)	(14)	(10)	(12)

Finance costs	133	137	135	29	34	31	34	37	35	36	34
EBITDA	$1,277	$1,334	$(3,099)	$175	$416	$363	$378	$345	$207	$394	$333

Share of net earnings related to associates and joint venture	(189)	(171)	1	(61)	(60)	(27)	(47)	(41)	(28)	(60)	(36)

Associates and joint venture EBITDA	387	493	292	127	161	59	147	114	86	87	99

Impairment (reversal of impairment) of mining interests, net	244	(49)	4,906	247	(49)	—	—	—	—	(3)

(Gain) loss on disposition of mining interests and associate, net	(42)	—	(414)	(48)	—	—	—	6	—	—	—

Non-cash share-based compensation	30	52	54	8	9	5	13	8	4	9	26
Adjusted EBITDA	$1,707	$1,659	$1,740	$448	$477	$400	$491	$432	$269	$427	$422

The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to EBITDA and Adjusted EBITDA:

	Year ended December 31			Three months ended December 31		Three months ended September 30		Three months ended June 30		Three months ended March 31
	2017	2016	2015	2017	2016	2017	2016	2017	2016	2017	2016
Net cash provided by operating activities	$1,211	$799	$1,423	$511	$239	$315	$267	$158	$234	$227	$59

Current income tax recovery (expense)	196	125	306	9	48	70	4	47	39	70	34

Share of net earnings related to associates and joint venture	189	171	(1)	61	60	27	47	41	28	60	36

(Impairment) reversal of impairment of mining interests, net	(244)	49	(4,906)	(247)	49	—	—	—	—	3	—

(Decrease) increase in working capital	(145)	126	(158)	(188)	(23)	(57)	32	77	(89)	23	206

Finance costs	133	137	135	29	34	31	34	37	35	36	34

Finance income	(39)	(49)	(39)	(10)	(11)	(10)	(12)	(9)	(14)	(10)	(12)

Gain (loss) on disposition of mining interests and associate	42	—	414	48	—	—	—	(6)	—	—	—

Other non-cash adjustments	(66)	(24)	(273)	(38)	20	(13)	6	—	(26)	(15)	(24)
EBITDA	$1,277	$1,334	$(3,099)	$175	$416	$363	$378	$345	$207	$394	$333

GOLDCORP  |  54

(in United States dollars, tabular amounts in millions, except where noted)

Share of net earnings related to associates and joint venture	(189)	(171)	1	(61)	(60)	(27)	(47)	(41)	(28)	(60)	(36)
Associates and joint venture EBITDA	387	493	292	127	161	59	147	114	86	87	99
Impairment (reversal of impairment) of mining interests, net	244	(49)	4,906	247	(49)	—	—	—	—	(3)
Gain (loss) on disposition of mining interest and associate, net of transaction costs	(42)	—	(414)	(48)	—	—	—	6	—	—	—

Non-cash share-based compensation	30	52	54	8	9	5	13	8	4	9	26
Adjusted EBITDA	$1,707	$1,659	$1,740	$448	$477	$400	$491	$432	$269	$427	$422

GOLDCORP  |  55

(in United States dollars, tabular amounts in millions, except where noted)

Non-GAAP Measure - Adjusted Net Debt

Adjusted net debt is comprised of Goldcorp’s short-term and long-term debt less cash and cash equivalents and short term investments, calculated on an attributable basis to include the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión’s net debt. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s financial position and its ability to take on new debt in the future to expand operations, purchase new assets or withstand adverse economic conditions.

The following table provides a reconciliation of short and long-term debt to adjusted net debt:

	December 31 2017	December 31 2016
Current portion of long-term debt	$499	$—

Long-term debt	1,984	2,510

Cash and cash equivalents	(186)	(157)

Short term investments	(48)	(43)

Net Debt	2,249	2,310

Debt of associates and joint venture	22	160

Cash and short term investments of associates and joint venture	(163)	(254)
Adjusted Net Debt	$2,108	$2,216

RISKS AND UNCERTAINTIES

Financial Instruments Risk Exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Financial Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, short term investments, derivative assets, other receivables and accrued interest receivable. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults has been negligible and, as a result, the credit risk associated with trade receivables at December 31, 2017 is considered to be negligible. The Company invests its cash and cash equivalents and short term investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency and commodity contracts are entered into with large international financial institutions with strong credit ratings.

GOLDCORP  |  56

(in United States dollars, tabular amounts in millions, except where noted)

The Company’s maximum exposure to credit risk was as follows:

	At December 31 2017	At December 31 2016
Cash and cash equivalents	$186	$157
Short term investments	48	43
Accounts receivable arising from sales of metal concentrates	110	77
Other current and non-current financial assets	29	8
Current and non-current derivative asset	3	7
Accrued interest receivable	4	31

	$380	$323

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

During the year ended December 31, 2017, the Company generated cash flows from operations, one of the Company’s main sources of liquidity, of $1,211 million (year ended December 31, 2016 – $799 million). At December 31, 2017, Goldcorp held cash and cash equivalents of $186 million (December 31, 2016 – $157 million) and short-term investments of $48 million (December 31, 2016 – $43 million). At December 31, 2017, the Company’s working capital, defined as current assets less current liabilities, was negative $112 million (December 31, 2016 – positive $791 million), which was primarily due to the Company’s $499 million of long term debt becoming current at December 31, 2017. The Company intends to repay the debt using cash flow from operations, draws on its credit facility and/or other short-term bank facilities in March 2018. At December 31, 2016, $430 million of the total working capital was comprised of the Company’s net assets held for sale.

In 2017, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2022. At December 31, 2017, the balance outstanding on the revolving credit facility was $nil million (December 31, 2016 – $30 million) with $3.0 billion available for the Company’s use (December 31, 2016 – $2.97 billion). Certain of the Company’s borrowings are subject to various financial and general covenants with which the Company was in compliance at December 31, 2017.

At December 31, 2017, the Company had letters of credit outstanding in the amount of $420 million (December 31, 2016 – $423 million) of which $323 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company’s capital commitments for the next twelve months amounted to $364 million at December 31, 2017, including the Company’s funding obligation for the Norte Abierto project for the next twelve months. During 2017, the Company entered into an agreement with a vendor to construct the Coffee project and potentially manage its initial two years of operation. The expected total capital and operating expenditures under the agreement are $298 million and $397 million, respectively, with the majority of the amount to be spent evenly throughout 2019 to 2023. The Company can terminate the contract at any time without penalty with no further obligations other than payment for work completed to the date of any contract termination.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos and Argentinean pesos. The appreciation or depreciation of non-US dollar currencies against the US dollar can increase or decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollar currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax

GOLDCORP  |  57

(in United States dollars, tabular amounts in millions, except where noted)

loss are denominated in non-US currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2016, and in accordance with its Financial Risk Management Policy, the Company entered into Mexican peso forward contracts to purchase the foreign currency at pre-determined US dollar amounts. The Company hedges a portion of its future forecasted Mexican Pesos denominated operating and capital expenditures to reduce the currency risk exposure to the Mexican Peso.

As of December 31, 2017, the Company was exposed to currency risk through the following financial assets and liabilities, income and other taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

	Financial asset and liabilities
At December 31, 2017	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Sales and indirect taxes recoverable	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$5	$10	$(231)	$24	$35	$(270)

Mexican peso	3	18	(112)	174	(203)	(2,273)

Argentine peso	14	—	(57)	80	1	(396)
	$22	$28	$(400)	$278	$(167)	$(2,939)
At December 31, 2016
Canadian dollar	$—	$9	$(217)	$17	$4	$(708)

Mexican peso	11	—	(88)	146	(127)	(2,354)

Argentine peso	1	—	(41)	200	(2)	(558)
	$12	$9	$(346)	$363	$(125)	$(3,620)

During the year ended December 31, 2017, the Company recognized a net foreign exchange loss of $23 million (year ended December 31, 2016 – $68 million), and a net foreign exchange gain of $9 million in income tax expense on income taxes receivable (payable) and deferred income taxes (year ended December 31, 2016 – loss of $162 million). Based on the Company’s net foreign currency exposures at December 31, 2017, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company’s net earnings:

At December 31, 2017	Possible exposure (1)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$14	$145

Mexican peso	20%	15	82

Argentine peso	15%	5	75

(1) Calculated based on fluctuations of foreign exchange rates during the twelve months ended December 31, 2017.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its shareholder loan related to Pueblo Viejo, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest. The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 100% of total debt at December 31, 2017 subject to fixed rates, and the relatively low rate on its US dollar debt which comprised 100% of total debt at December 31, 2017. The weighted-average interest rate paid by the Company

GOLDCORP  |  58

(in United States dollars, tabular amounts in millions, except where noted)

during the year ended December 31, 2017 on its revolving credit facility subject to floating rates of interest was 3.0% (2016 – 2.0%). The average interest rate earned by the Company during the year ended December 31, 2017 on its cash and cash equivalents was 0.72% (2016 – 0.14%).

A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2017.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There was no significant change to the Company’s exposure to price risk during the year ended December 31, 2017.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next 12 months, subsequent 13 to 24 months, and subsequent 25 to 36 months, respectively, to manage its exposure to fluctuations in base metal prices. At December 31, 2017, the Company had hedged approximately 7% and 6%, respectively, of its forecast zinc and lead sales from January 1, 2018 to December 31, 2018. These contracts are not designated as hedges for accounting purposes. Subsequent to December 31, 2017, the Company hedged an additional 20% and 10%, respectively, of its forecast zinc and lead sales for the next 12 months. These contracts have been designated as hedges for accounting purposes.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

Other Risks and Uncertainties

This section describes the principal risk and uncertainties that could have an adverse effect on the Company’s business and financial results.

Commodity Prices

The majority of the Company’s revenues are derived from the sale of gold and silver, and to a lesser extent, copper, lead and zinc. The price of the Company’s Common Shares, its financial results and exploration, and its development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc fluctuate widely, and future price declines could cause continued development of, and commercial production from, our properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production at, may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on the price of gold, silver, copper, lead and zinc that are adequate to make these properties economically viable.

Estimates of Future Production

The Company prepares estimates and projections of its future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions that change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Company’s costs of production, its ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its workforce and equipment, the ability to maintain and obtain mining interests and permits and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

GOLDCORP  |  59

(in United States dollars, tabular amounts in millions, except where noted)

Foreign Operations

The majority of the Company’s foreign operations are conducted in Mexico, Argentina, the Dominican Republic and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war, civil unrest or protests; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In addition, adverse changes in mining or investment policies or shifts in political attitude in Mexico, Argentina, the Dominican Republic and Chile may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Government Regulation

The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on the operations and financial position of the Company. Changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may also adversely affect the Company’s costs of operations and financial results.

In addition, governments continue to struggle with deficits and concerns over the effects of depressed economies, which has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local goods, supplies and employment or other benefits to be provided to local residents.

The occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.

In December 2016, the State of Zacatecas in Mexico approved new purported environmental taxes that became effective January 1, 2017. Certain operations at the Company’s Peñasquito mine may be subject to these taxes. The Company is not able to estimate the amount of the taxes with sufficient reliability. The Company disputes the legality and constitutionality of the taxes and has filed legal claims against the taxes before the Mexican courts but cannot provide assurance on whether its claims will be successfully resolved.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is

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(in United States dollars, tabular amounts in millions, except where noted)

evolving in a manner that will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. We can provide no assurance that future changes in environmental regulation will not adversely affect our results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage due to the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Company’s reputation and could adversely affect its results of operations. In addition, production at certain of the Company’s mines involves the use of sodium cyanide or other reagents and exposes rock material that could cause toxicity to the environment if released or not properly managed. Should sodium cyanide, other reagents, or contact water be improperly managed, leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean-up work that may not be insured. In the event of any discharges of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against.

Mineral Reserve and Mineral Resources Estimates

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Ore/Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.

From time to time the Company may undertake a review of its operations with the goal of optimizing operational performance, right sizing its business model and improving the return on the Company’s investment, including: drilling programs to better define the geological complexity of an ore body and the overall geological model of the deposit; optimization of the life of mine geotechnical stoping sequence to minimize geotechnical stresses, improve mining dilution, productivity and employee safety; enhancing the reliability of the mineral resource model and classification parameters to more accurately reflect the geological complexity observed to date in some zones of the deposit; optimization of a variety of mining methods and stope geometries to provide greater versatility to productive mining; and rationalizing the direct operating, administration and capital costs to right size all components of the operation to an optimized life of mine strategy.

Fluctuation in gold, silver, copper, zinc or lead prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.

Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, including as a result of the processes outlined above, or of our ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

New Mining Operations

The Company’s recently opened mines that commenced commercial production in 2015, the Cerro Negro Mine and the Éléonore Mine are subject to risks associated with new mine development, including delays in existing operations, a change in the Mineral Reserve or Mineral Resource estimates arising from enhanced understanding of the geological complexity of an ore body and the overall geological model of the deposit and unanticipated costs. The Company is continually reviewing such operations with the goal of optimizing operational performance, right sizing its business model and improving the return on the Company’s investment, including: drilling programs to better define the geological complexity of an ore body and the overall geological model of the deposit; optimization of the life of mine geotechnical stoping sequence to minimize geotechnical stresses, improve mining dilution, productivity and employee safety; enhancing the reliability of the mineral resource model and classification parameters to more accurately reflect the geological complexity observed to date in some zones of the deposit; optimization of a variety of mining methods and stope geometries to provide greater versatility to productive mining; and rationalizing the direct operating, administration and capital costs to right size all components of the operation to an optimized life of mine strategy.

The Company’s production forecasts are based on full production being achieved at all of our mines based on the current mine plan, including the mines that commenced commercial production in 2015, and the Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. As a result of continuous reviews, there may be

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reclassification of Mineral Reserves and Mineral Resources, which could adversely affect the Company’s results of operations. Production from these mines may be lower than anticipated if the anticipated full production rate cannot be achieved, which could adversely affect the Company’s cash flows and results of operations.

Other Risks

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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ACCOUNTING MATTERS

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2017. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

Critical Judgements and Estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Management has made the following critical judgements and estimates:

Critical Judgements in Applying Accounting Policies:

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associate, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Asset held for sale and discontinued operation

The Company applies judgement to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2016, the Company concluded that the assets and liabilities of Los Filos met

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the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and its fair value less costs of disposal, being its carrying amount. A reversal of impairment loss of $59 million was recorded for Los Filos during the year ended December 31, 2016 to increase its carrying amount to its recoverable amount. A subsequent impairment of $16 million as recognized during the year ended December 31, 2017 based on changes to the carrying value of the Los Filos assets as a result of normal operations prior to disposal. The assets of Los Filos ceased to be depreciated while they were classified as held for sale.

The Company also applies judgement to determine whether a component of the Company that either has been disposed of or is classified as held for sale meets the criteria of a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. Given that the Company continues to operate in Mexico after the disposal of Los Filos, Los Filos was not considered to be a separate major line of business or geographical area of operation, thus it was not considered to be a discontinued operation.

(e)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of its interests in the Cerro Casale project and Exeter in 2017 and Kaminak in 2016 did not meet the criteria of a business combination and the transactions have been accounted for as acquisitions of assets.

(f)	Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company’s access to those rights and obligations may change the classification of that joint arrangement. During 2017, the Company entered into the following transactions which required judgement to determine when the Company has control of subsidiaries or joint control of joint arrangements:

a. Acquisition of Exeter

On June 7, 2017, based on the fact that Goldcorp has a majority ownership interest in Exeter, the majority of the Exeter board of directors were Goldcorp nominees and Exeter’s key management personnel was comprised of officers appointed by Goldcorp, the Company concluded that it had control over Exeter. Accordingly, Exeter met the criteria to be classified as a subsidiary. Commencing at the acquisition date of June 7, 2017, the financial results of Exeter were included in the results of the consolidated group and the portion of Exeter’s net assets that was not attributable to Goldcorp was accounted for as non-controlling interest.

b. Accounting for the 50% interest in Cerro Casale and Caspiche

Based on assessment of the relevant facts and circumstances, primarily the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that the Norte Abierto project is a jointly controlled entity. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Despite the fact that the joint venture is a limited liability company and the parties do not have rights and obligations to individual assets and liabilities, the Company concluded that the Norte Abierto project is a joint operation as the arrangement requires the owners to purchase the output on a pro rata basis, indicating that the entity has rights and obligations to the separate assets and liabilities of the joint entity. As such, the project has been proportionately consolidated with the results of the consolidated group.

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c. Acquisition of equity interest in Leagold

As Goldcorp owns greater than 20% of Leagold, Goldcorp is considered to have significant influence over Leagold, and therefore, is required to account for its interest in Leagold using the equity method.

(g)	Indicators of impairment and reversal of impairment

The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.

At December 31, 2017, the carrying amount of the Company’s net assets exceeded the Company’s market capitalization, which the Company’s management considered to be an impairment indicator of certain of the Company’s CGUs as of December 31, 2017. Management also identified certain CGU-specific impairment and impairment reversal indicators as of December 31, 2017. Accordingly, the recoverable value was estimated and compared against the carrying value for the material CGUs of the Company, which resulted in the Company recognizing an impairment expense for Red Lake and reversals of impairment for Pueblo Viejo and Porcupine (see page 15 of this report for detail).

(h)	Income and value added taxes

The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final income taxes paid and value added tax (“VAT”) refunds received are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of issues arising from VAT and/or income tax audits, such as intercompany charges.

The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions and matters identified based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

VAT receivables are generated on the purchase of supplies and services in most of the jurisdictions that the Company operates in. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of information and follow-up. The Company is exposed to liquidity risk, credit risk and currency risk with respect to its VAT receivables if tax authorities are unwilling to make payments in a timely manner in accordance with the Company’s refund requests. The Company regularly monitors actual and projected collections of its VAT receivables to inform its assessment as to the collectability of the VAT receivables and classification as current and non-current assets.

In June 2017, the Mexican government’s tax authority indicated that it had experienced an increase in VAT refund requests and as a result had commenced more in-depth assessments of the requests. In 2017, the Company collected $269 million of VAT refunds from the Mexican government, but the Mexican tax authority said it would withhold a portion of the VAT refunds until the authority’s reassessments are complete. At December 31, 2017, the total VAT receivable due to the Company from Mexican tax authorities was $186 million (December 31, 2016 - $237 million), including the tax receivables retained on the sale of Los Filos. The Company reassessed the collectability and classification of its Mexican VAT receivables and determined that no allowance was necessary in respect of collectability, but has classified $29 million of the $186 million VAT receivable balance at December 31, 2017 as a non-current asset. If on review of the Company’s VAT refund requests, the Mexican tax authority disallows any portion of the Company’s VAT refund requests then an additional charge to expense may result.

(i)	Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

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Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment and reversal of impairment of mining interests

In determining the recoverable amounts of the Company’s mining interests, the Company primarily uses estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates.

Significant changes in metal price forecasts, the amount of recoverable reserves, resources, and exploration potential, estimated future costs of production, capital expenditures, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests.

During the year ended December 31, 2017, the Company recognized a net impairment expense of $244 million (2016 – net reversal of impairment of $49 million) in respect of the carrying amounts of certain mining interests (see page 15 of this MD&A).

At December 31, 2017, the carrying amount of the Company’s mining interests was $20,047 million (December 31, 2016 – $19,572 million) .

(b)	Depreciation and depletion

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted.During the year ended December 31, 2017, depletion expense would have increased by $73 million (2016 – $80 million) if resources were excluded from recoverable ounces.

Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in changes to future depletion rates.

Plant and equipment not depleted on a unit of production basis based on recoverable ounces are depleted on a straight-line basis. Changes to estimates of the useful life and residual value may be impacted by the Company’s mine plans and rate of usage of these capital assets.

(c)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of an open pit mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2017, the carrying amount of stripping costs capitalized and included in mining properties was $204 million (December 31, 2016 – $205 million).

(d)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and

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implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses the probability of realizing unrecognized income tax assets.

(e)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements and the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2017, the Company’s total provision for reclamation and closure cost obligations was $599 million (December 31, 2016 – $622 million). The undiscounted value of these obligations at December 31, 2017 was $1,572 million (December 31, 2016 – $1,786 million).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating, inactive and closed mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2017, the Company applied a 20-year risk-free rate of 2.94% (2016 – 2.94%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2016 – 5.0%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.1% (2016 – 4.1%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(f)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Changes in Accounting Policies

Application of new and revised accounting standards:

The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities and IAS 12 - Income Taxes which were effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s unaudited condensed interim consolidated financial statements.

The Company has also adopted the amendments to IAS 7 - Statement of Cash Flows, which were effective for annual periods beginning on or after January 1, 2017. As a result of applying the amendment, the Company presented new disclosures relating to the changes in financial liabilities arising from financing activities.

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Changes in accounting standards not yet effective:

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its bullion, doré and concentrate sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of the Company’s concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change on the amount of revenue recognized in a year is insignificant.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company’s revenue streams, which consist of the Company’s bullion, doré and concentrate sales, to supplement the revenue data that are currently presented in the segmented information disclosure (note 9). New disclosures will be presented relating to the timing of completion of the Company’s performance obligations, for example, upon delivery and/or other points in time, and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The following summarizes the significant changes in IFRS 9 compared to the current standards:

•

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the exception of equity securities. The Company will designate its equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition.

•

The introduction of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, does not have a significant impact on the Company’ accounts receivable, given the Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company’s receivables.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company’s hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of its forecast concentrate sales, will now be eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

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Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A leasee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective but has not yet selected a transition approach.

Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16. The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. These include land easements and service contracts that may contain embedded leases for property, plant and equipment. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company estimates the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its (1) President and Chief Executive Officer and (2) Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Executive Vice President, Chief Financial Officer and Corporate Development, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and

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the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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